FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

As of 3/20/2012

Ternium S.A.

(Translation of Registrant’s name into English)

Ternium S.A.

29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Terniums’ notice of Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and Ternium’s 2011 Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Raúl Darderes
Name:	Raúl Darderes
Title:	Secretary to the Board of Directors

Dated: March 20, 2012

TERNIUM S.A.

Société Anonyme

29, avenue de la Porte-Neuve

L-2227, Luxembourg

RCS Luxembourg B 98 668

March 20, 2012

Dear Ternium Shareholders and ADR holders,

I am pleased to invite you to attend the Annual General Meeting of Shareholders of TERNIUM S.A. (the “Company”), to be held on Wednesday, May 2, 2012, at 29, avenue de la Porte-Neuve, L-2227, Luxembourg, at 2:30 p.m. (Luxembourg time) (the “Meeting”).

At the Meeting, you will hear a report on the Company’s business, financial condition and results of operations and will be able to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors.

The Notice and Agenda for the Meeting, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2011 annual report (which includes the Company’s consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, and the Company’s annual accounts as at December 31, 2011, together with the board of directors’ and the independent auditors’ reports thereon), are available free of charge at the Company’s registered office in Luxembourg and on our website at http://www.ternium.com/en/investor/. They may also be obtained upon request, by calling +352 26 68 31 52 or +1 800 555 2470.

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote at the Meeting. You can vote your shares personally or by proxy. If you choose to vote by proxy, you may use the enclosed dedicated proxy form. If you are a holder of ADRs, please see the letter from The Bank of New York Mellon, the depositary bank, or contact your broker/custodian, for instructions on how to give voting instructions in respect of the shares underlying your ADRs.

Yours sincerely,

Paolo Rocca

Chairman

THE BANK OF NEW YORK MELLON

101 Barclay Street

New York, NY 10286

Re: TERNIUM S.A.

To:	Registered Holders of American Depositary Receipts (“ADRs”)
for ordinary shares, USD 1.00 par value each (the “Shares”), of
Ternium S.A. (the “Company”):

The Company has announced that its Annual General Meeting of Shareholders will be held on May 2, 2012 at 29, avenue de la Porte-Neuve, L-2227, Luxembourg, at 2:30 p.m. (Luxembourg time). A copy of the Company’s Notice of Annual General Meeting of Shareholders, which includes the agenda for such meeting, is available on the Company’s website at http://www.ternium.com/en/investor/.

The enclosed dedicated proxy form is provided to allow you to give voting instructions in respect of the Shares represented by your ADRs. The Notice of the Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2011 annual report (which includes the Company’s consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009; and the Company’s annual accounts as at December 31, 2011, together with the Board of Directors’ and independent auditors’ reports thereon), are available on the Company’s website at http://www.ternium.com/en/investor/ and may also be obtained upon request at +352 26 68 31 52 or +1-800-555-2470 (the latter number is toll free if you call from the United States). They are also available free of charge at the Company’s registered office in Luxembourg.

Each holder of ADRs as of April 2, 2012 is entitled to instruct The Bank of New York Mellon, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 5:00 p.m., New York City time, on April 26, 2012. If the Depositary receives properly completed instructions by 5:00 p.m., New York City time, on April 26, 2012, then it shall endeavor, insofar as practicable, to vote or cause to be voted the Shares underlying such ADRs in the manner prescribed by the instructions. However, if by 5:00 p.m., New York City time, on April 26, 2012, the Depositary receives no instructions from the holder of ADRs, or the instructions received by the Depositary are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 5:00 p.m., New York City time, on April 26, 2012. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 2, 2012, until April 27, 2012. However, holders of ADRs need not have their ADRs blocked for trading on the New York stock exchange.

IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING

INSTRUCTIONS PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON APRIL 26, 2012.

THE BANK OF NEW YORK MELLON

Depositary

March 20, 2012

New York, New York

TERNIUM S.A.

Société Anonyme

29, avenue de la Porte-Neuve

L-2227, Luxembourg

RCS Luxembourg B 98 668

Notice of the Annual General Meeting of Shareholders to be held in Luxembourg on May 2, 2012 at 2:30 p.m. (Luxembourg time).

Notice is hereby given to shareholders of TERNIUM S.A. (the “Company”) that the Annual General Meeting of Shareholders of the Company will be held on May 2, 2012, at 29, avenue de la Porte-Neuve, L-2227, Luxembourg, at 2:30 p.m. (Luxembourg time) (the “Meeting”). At the Meeting, shareholders will vote on the items listed below.

Agenda

1.

Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009.

2.	Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2011.

3.	Allocation of results and approval of dividend payment.

4.	Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2011.

5.	Election of the members of the Board of Directors.

6.	Compensation of the members of the Board of Directors.

7.	Appointment of the independent auditors for the fiscal year ending December 31, 2012 and approval of their fees.

8.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

9.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

Pursuant to the Company’s Articles of Association, resolutions at the Meeting will be passed by a simple majority of the votes cast, irrespective of the number of shares present or represented.

Procedures for attending the Meeting

Any shareholder registered in the Company’s share register on April 27, 2012 (the “Record Date”), shall be admitted to the Meeting. Such shareholders may attend the Meeting in person or vote by proxy. To vote by proxy, such shareholders must file a completed proxy form with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227, Luxembourg.

Any shareholder holding shares through fungible securities accounts wishing to attend the Meeting in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Record Date. Certificates certifying the number of shares recorded in the relevant account as of a date other than the Record Date will not be accepted and such shareholders will not be admitted to the Meeting. Certificates must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to attend, and vote at, the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote at, the Meeting, or a notarized and legalized copy thereof, must be presented at the Meeting.

Those shareholders who have sold their shares between the Record Date and the date of the Meeting must not attend or be represented at any of the Meetings. In case of breach of such prohibition, criminal sanctions may apply.

Holders of American Depositary Receipts (the “ADRs”) as of April 2, 2012, are entitled to instruct The Bank of New York Mellon, as Depositary, as to the exercise of the voting rights pertaining to the Company’s shares represented by such holder’s ADRs. Eligible holders of ADRs who desire to give voting instructions in respect of the shares represented by their ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 5:00 p.m., New York City time, on April 26, 2012. Holders of ADRs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions.

Copies of the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2011 annual report (which includes the Company’s consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009; and the Company’s annual accounts as at December 31, 2011, together with the board of directors’ and the independent auditors’ reports thereon) are available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request, by calling +352 26 68 31 52 or +1 800 555 2470. These documents are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

Raúl H. Darderes

Secretary to the Board of Directors

March 20, 2012

Luxembourg

TERNIUM S.A.

Société Anonyme

29, avenue de la Porte-Neuve

L-2227, Luxembourg

RCS Luxembourg B 98 668

Shareholder meeting brochure and proxy statement

Annual General Meeting of Shareholders to be held in Luxembourg on May 2, 2012 at 2:30 p.m. (Luxembourg time)

This Shareholder Meeting Brochure and Proxy Statement is furnished by TERNIUM S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders of the Company to be held on May 2, 2012, at 29, avenue de la Porte-Neuve, L-2227 Luxembourg, at 2:30 p.m. (Luxembourg time) (the “Meeting”), for the purposes set forth in the accompanying Notice of the Annual General Meeting of Shareholders (the “Notice”).

As of the date hereof, there are issued and outstanding 2,004,743,442 ordinary shares, USD 1.00 par value each, of the Company (the “Shares”), including Shares (the “Deposited Shares”) deposited with The Bank of New York Mellon (the “Depositary”) under the Deposit Agreement, dated as of January 31, 2006 (the “Deposit Agreement”), among the Company, the Depositary and owners and beneficial owners from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals ten Deposited Shares). A subsidiary of the Company currently holds 41,666,666 Shares.

Each Share entitles the holder thereof to one vote at General Meeting of Shareholders of the Company. However, voting rights on the 41,666,666 Shares held by the Company’s subsidiary shall be suspended for so long as such Shares are so held.

Any shareholder registered in the Company’s share register on April 27, 2012 (the “Record Date”), shall be admitted to the Meeting. Such shareholders may attend the Meeting in person or vote by proxy. To vote by proxy, such shareholders must file a completed proxy form with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg, located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg.

Any shareholder holding shares through fungible securities accounts wishing to attend the Meeting in person must present a certificate issued by the financial institution or professional depositary holding such shares, evidencing deposit of the shares and certifying the number of shares recorded in the relevant account as of the Record Date. Certificates certifying the number of shares recorded in the relevant account as of a date other than the Record Date will not be accepted and such shareholders will not be admitted to the Meeting. Certificates must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

Shareholders holding their shares through fungible securities accounts may also vote by proxy. To do so, they must present the above referred certificate, together with a completed proxy form. Such certificate and proxy form must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg.

In the event of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to attend, and vote at, the Meeting by means of a proper document (such as a general or special power-of-attorney) issued by the relevant entity. A copy of such power of attorney or other proper document must be filed with the Company not later than 5:00 p.m. (Luxembourg time) on the Record Date, at the Company’s registered office in Luxembourg. The original documentation evidencing the authority to attend, and vote, at the Meeting, or a notarized and legalized copy thereof, must be presented at the Meeting.

Those shareholders who have sold their shares between the Record Date and the date of the Meeting must not attend or be represented at any of the Meeting. In case of breach of such prohibition, criminal sanctions may apply.

Each holder of ADRs as of April 2, 2012, is entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Any eligible holder of ADRs who desires to give voting instructions in respect of the Shares represented by such holder’s ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 5:00 p.m., New York City time, on April 26, 2012. If the Depositary receives properly completed instructions by 5:00 p.m., New York City time, on April 26, 2012, then it shall endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 5:00 p.m., New York City time, on April 26, 2012, the Depositary receives no instructions from the holder of ADRs, or the instructions received are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote such Shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such Shares on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.

Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 5:00 p.m., New York City time, on April 26, 2012. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.

In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 2, 2012 until April 27, 2012. However, holders of ADRs need not have their ADRs blocked for trading on the New York stock exchange.

Holders of ADRs maintaining non-certificated positions must follow voting instructions outlined by their broker or custodian bank, which may provide for earlier deadlines for submitting voting instructions than that indicated above.

The Meeting will appoint a chairperson pro tempore to preside over the Meeting. The chairperson pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner and to establish rules for shareholders who wish to address the Meeting; the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.

Pursuant to the Company’s Articles of Association and Luxembourg law, resolutions at the Meeting will be passed by a simple majority of the votes cast, irrespective of the number of Shares present or represented.

The Meeting is called to address and vote on the following agenda:

1.

Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009

The Board of Directors of the Company (the “Board”) recommends a vote FOR approval of the Company’s consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009, after due consideration of the reports from each of the Board and the independent auditor on such consolidated financial statements. The consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements, the report from the independent auditor on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2011 annual report, a copy of which is available on Company’s website at http://www.ternium.com/en/investor/ and may also be obtained upon request, by calling +352 26 68 31 52 or +1 (800) 555 2470. Copies of the Company’s 2011 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

2.	Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2011

The Board recommends a vote FOR approval of the Company’s annual accounts as at December 31, 2011, after due consideration of the Board’s management report and the report from the independent auditor on such annual accounts. These documents are included in the Company’s 2011 annual report, a copy of which is available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request, by calling +352 26 68 31 52 or +1 (800) 555 2470 (the latter number is toll free if you call from the United States). Copies of the Company’s 2011 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

3.	Allocation of results and approval of dividend payment

The Board recommends a vote FOR approval of a dividend payable in U.S. dollars on May 10, 2012, in the amount of USD 0.075 per share issued and outstanding. Accordingly, if this dividend proposal is approved, the Company will make, or cause to be made, a dividend payment on May 10, 2012, in the amount of USD 0.075 per share issued and outstanding, or USD 0.75 per ADR issued and outstanding. The aggregate amount of USD 150,355,758.15 to be distributed as dividend on May 10, 2012, is to be paid from the Company’s retained earnings reserve. The loss of the year ended December 31, 2011, would be absorbed by the Company’s retained earnings account.

Upon approval of this resolution, it is proposed that the Board be authorized to determine or amend, in its discretion, any of the terms and conditions (including payment date) of the dividend payment.

4.	Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2011

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as at December 31, 2011, all who were members of the Board during the year 2011, be discharged from any liability in connection with the management of the Company’s affairs during such year.

5.	Election of the members of the Board of Directors

The Company’s Articles of Association provide for the annual election by the shareholders of a board of directors of not less than five and not more than fifteen members. Members of the Board have a term of office of one year, but may be reappointed.

Under the Company’s Articles of Association and applicable U.S. laws and regulations, the Company is required to have an Audit Committee comprised solely of directors who are independent.

The current Board consists of nine Directors. Three members of the Board (Messrs. Ubaldo Aguirre, Adrian Lajous and Pedro Pablo Kuczynski) qualify as independent members under the Company’s Articles of Association and applicable law and are members of the Audit Committee.

It is proposed that (i) the number of members of the Board be maintained at nine, and (ii) Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Pedro Pablo Kuczynski, Adrian Lajous, Bruno Marchettini, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil be re-elected as members of the Board.

Set forth below is summary biographical information of each of the candidates:

1) Mr. Ubaldo Aguirre. Mr. Aguirre has served on the Board since 2006. He is a managing director of AGM/R S.A. and Aguirre y Gonzalez S.A., both Argentine financial services firms, and also serves as a member of the board of directors and member of the audit committee of Holcim Argentina S.A., a subsidiary of Holcim, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A., an Argentine winery, and of Editorial Sur S.A. Since 2000, he is as member of the board of directors of URS Argentina S.A., the Argentine subsidiary of the U.S. corporation. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar S.A.I.C. (“Siderar”). Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank —where he was responsible for that country’s external borrowing program and financial negotiations— Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre, aged 63, is an Argentine citizen.

2) Mr. Roberto Bonatti. Mr. Bonatti has served as a director of the Company since 2005. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin S.A. (“San Faustin”). Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustín, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Tecpetrol S.A. (“Tecpetrol”) and as member of the respective boards of directors of Tenaris S.A. (“Tenaris”) and Siderca S.A.I.C. (“Siderca”). Mr. Bonatti, aged 62, is an Italian citizen.

3) Mr. Carlos Alberto Condorelli. Mr. Condorelli has served as a director of the Company since 2005. He is currently a member of the board of directors of Tenaris. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including chief financial officer of Tenaris, finance and administration director of Tubos de Acero de México, S.A. (“Tamsa”), and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli, aged 61, is an Argentine citizen.

4) Mr. Pedro Pablo Kuczynski. Mr. Kuczynski has served as a member of the Board since 2007. He was Prime Minister of Peru in 2005-2006 and prior to that he was the Minister of Economy and Finance from 2001. He was the Republic of Peru’s Minister of Energy and Mines in 1980-82. He was president until 2001 of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York. Since 2007, he is Senior Advisor to the Rohatyn Group, a firm specializing in emerging markets. He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980. He began his career at the World Bank in 1961 and was in the 1970s head of its Policy Planning Division, Chief Economist for Latin America and Chief Economist of IFC. He was born in Peru in 1938 and educated in Peru and at Oxford and Princeton. Mr. Kuczynski, aged 73, is an U.S. and Peruvian national.

5) Mr. Adrian Lajous. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as chairman of the Oxford Institute for Energy Studies, president of Petrométrica, S.C. and non-executive director of Schlumberger, Ltd. and Trinity Industries Inc. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Pemex in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. Mr. Lajous, aged 68, is a Mexican citizen.

6) Mr. Bruno Marchettini. Mr. Marchettini has served on the Board since 2006. Mr. Marchettini is senior advisor in technological matters for the Techint group. Mr. Marchettini has retired from executive positions and is presently engaged as a consultant by Siderar. Mr. Marchettini is a director of San Faustin. Mr. Marchettini, aged 70, is an Italian citizen.

7) Mr. Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustín, a member of the board of directors of Tenaris, president of the Humanitas Group, honorary president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and president of the board of directors of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, RCS Quotidiani and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca, aged 64, is an Italian citizen.

8) Mr. Paolo Rocca. Mr. Rocca has served as chairman of the Board since 2005. He is a grandson of Agostino Rocca. He is also chairman and chief executive officer of Tenaris and chairman of the board of directors of Tamsa. In addition, he is a member of the board of directors and vice president of San Faustín and a director of Techint Financial Corporation N.V. Mr. Rocca is vice-chairman of the World Steel Association and a member of the International Advisory Committee of NYSE Euronext (New York Stock Exchange). Mr. Rocca, aged 59, is an Italian citizen.

9) Mr. Daniel Agustin Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. Mr. Novegil joined Propulsora Siderurgica in 1978 and was appointed as its general director in 1991. In 1993, following the merger of the privatized company Somisa with Propulsora, he was appointed managing director of Siderar. In 1998, after the acquisition of Sidor, Mr. Novegil was appointed chairman and chief executive officer of Sidor. In March 2003, Mr. Novegil was designated executive vice-president of the Techint Flat and Long Steel Division, with executive responsibilities over Siderar and Sidor. He became president of Siderar in May 2005. Mr. Novegil, aged 59, is an Argentine citizen.

Each elected director will hold office until the next Annual General Meeting of Shareholders, to be held on May 2, 2013.

The Board met seven times during 2011. On January 12, 2006, the Board created an Audit Committee pursuant to Article 11 of the Articles of Association of the Company. As permitted under applicable laws and regulations, the Board does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

6.	Compensation of the members of the Board of Directors

It is proposed that each member of the Board receive an amount of USD 80,000.00 as compensation for his services during the fiscal year 2012, and that the Chairman of the Board receive, further, an additional fee of USD 280,000.00. It is further proposed that each of the members of the Board who are members of the Audit Committee receive an additional fee of USD 50,000.00, and that the Chairman of such committee receive, further, an additional fee of USD 10,000.00. In all cases, the proposed compensation would be net of any applicable Luxembourg social security charges.

7.	Appointment of the independent auditors for the fiscal year ending December 31, 2012 and approval of their fees

Based on the recommendation from the Audit Committee, the Board recommends a vote FOR the appointment of PricewaterhouseCoopers S.à r.l., Réviseur d’entreprises agréé (member firm of PricewaterhouseCoopers) as the Company’s independent auditors for the fiscal year ending December 31, 2012, to be engaged until the next Annual General Meeting of Shareholders that will be convened to decide on the 2012 accounts.

In addition, the Board recommends a vote FOR approval of the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2012, broken-down into seven currencies (Argentine Pesos, Colombian Pesos, Euro, Mexican Pesos, Swiss Francs, Uruguayan Pesos and U.S. Dollars), up to a maximum amount for each currency equal to ARS 8,026,033.00; COP 248,248,071.00; EUR 579,856.00; MXN 12,687,239.00; CHF 25,000.00; UYU 1,617,061.00 and USD 100,000.00. Such fees would cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors.

The Board also recommends a vote FOR the granting of an authorization to its Audit Committee for it to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members

It is proposed that the Board be authorized to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.

9.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact

In order to provide for the necessary flexibility in the management of the Company’s affairs, it is proposed to authorize the Board to appoint any or all members of the Board from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting, it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board to appoint any non-members of the Board as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles of Association of the Company.

The Company anticipates that the next Annual General Meeting of Shareholders will be held on May 2, 2013. Any shareholder who intends to present a proposal to be considered at the next Annual General Meeting of Shareholders must submit the proposal in writing to the Company at the registered office of the Company, located at 29, avenue de la Porte-Neuve, L-2227 Luxembourg, Grand Duchy of Luxembourg, not later than 4:00 P.M. (Luxembourg time) on February 1, 2013, in order for such proposal to be considered for inclusion on the agenda for the 2013 Annual General Meeting of Shareholders. PricewaterhouseCoopers are the Company’s independent auditors. A representative of the independent auditors will be present at the Annual General Meeting of Shareholders to respond to questions.

Raúl H. Darderes

Secretary to the Board of Directors

March 20, 2012

Luxembourg

Ternium

2011 Annual Report

Ternium 2011 Annual Report Contents

2

Company Profile And Strategy

Ternium is a leading steel producer in Latin America. We manufacture and process a broad range of value-added steel products, including galvanized and electro-galvanized sheets, pre-painted sheets, tinplate, welded pipes, and hot-rolled and cold-rolled steel, as well as slit and cut-to-length offerings through our service centers. We also produce long steel products, such as bars and wire rod.

Our customers range from large global companies to small businesses operating in the construction, home appliances, capital goods, container, food, energy and automotive industries. We aim to build close relationships with our customers and recognize that our success is closely linked with theirs.

Ternium has a deeply ingrained industrial culture. With an annual production capacity of approximately 10.8 million tons of finished steel products and approximately 16,500 employees, Ternium has production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, as well as a network of service and distribution centers in Latin America that provide it with a strong position from which to serve its core markets.

Our favorable access to iron ore sources and proprietary mines, diversified steel production technology and proximity to local steel consuming markets enable us to reduce logistic costs, adapt to fluctuating input-cost conditions, and differentiate from our competitors by offering valuable services to our customer base.

In addition, through our recently-acquired participation in the control group of Usiminas1, Ternium expects to strengthen its alliance in Latin America with Nippon Steel, one of the leading steelmakers in the world, and Usiminas, a leader in the Brazilian flat steel market and the largest flat steel producer in the country.

We operate with a broad and long-term perspective, and we regularly work towards improving the quality of life of our employees, their families and the local communities where we operate.

Note:

Ternium S.A. (the “Company”) is a Luxembourg company and its American Depositary Securities, or ADSs, are listed on the New York Stock Exchange (NYSE: TX). We refer to Ternium S.A. and its consolidated subsidiaries as “we,” “our” or “Ternium.”

[1]

Usinas Siderúrgicas de Minas Gerais – Usiminas. Considering that this transaction closed on January 16, 2012, references to Ternium do not include the Company’s indirect participation in Usiminas unless otherwise stated. For more information on the Usiminas transaction, please see “Recent Developments”.

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Operating and Financial Highlights

The financial and operational information contained in this annual report is based on the operational data and consolidated financial statements of the Company, which were prepared in accordance with International Financial Reporting Standards and IFRIC interpretations as issued by the International Accounting Standards Board, or IASB and adopted by the European Union (EU), or IFRS, and presented in U.S. dollars (USD) and metric tons.

	September 30,	September 30,	September 30,	September 30,	September 30,
	2011	2010	2009	2008	2007

SALES VOLUME (thousand tons)

Flat products	7,335.3	6,771.7	5,305.2	6,325.5	5,718.9
Long products	1,488.3	1,282.9	1,055.6	1,217.2	1,261.2
Total flat and long products	8,823.6	8,054.6	6,360.8	7,542.7	6,980.1

FINANCIAL INDICATORS (USD million)

Net sales	9,157.2	7,382.0	4,959.0	8,464.9	5,633.4
Operating income	1,265.2	1,053.9	296.4	1,676.0	836.8
EBITDA (1)	1,671.1	1,437.2	708.5	2,089.6	1,192.1
Income before income tax expense	965.9	1,186.1	430.4	880.8	707.2
Discontinued operations (2)	—	—	428.0	157.1	579.9
Profit for the year attributable to:
Equity holders of the Company	513.5	622.1	717.4	715.4	784.5
Non-controlling interest	136.4	157.4	49.7	159.7	211.3

Profit for the year	649.9	779.5	767.1	875.2	995.8

Free cash flow (3)	45.8	456.7	953.2	(70.4)	592.1
Capital expenditures	601.3	350.1	208.6	587.9	344.3

BALANCE SHEET (USD million)

Total assets	10,746.6	11,112.3	10,292.7	10,671.2	13,649.1
Total financial debt	1,990.0	1,939.7	2,326.7	3,267.3	4,082.3
Net (cash) debt financial position	(464.1)	(688.2)	184.1	2,111.8	2,891.1
Total liabilities	3,905.4	4,096.2	4,031.4	5,109.8	7,391.2
Capital and reserves attributable to the Company’s equity holders	5,756.4	5,880.7	5,296.3	4,597.4	4,452.7
Non-controlling interest	1,084.8	1,135.4	964.9	964.1	1,805.2

STOCK DATA (USD per share / ADS (4))

Basic earnings per share	0.26	0.31	0.36	0.36	0.39
Basic earnings per ADS	2.61	3.10	3.58	3.57	3.91
Proposed dividend per ADS	0.75	0.75	0.50	—	0.50
Weighted average number of shares outstanding (5)	1,968,327.9	2,004,743.4	2,004,743.4	2,004,743.4	2,004,743.4
(thousand shares)

(1)	EBITDA is calculated as operating income plus depreciation and amortization, and impairment charges.

(2)

Discontinued Operations include the results of Sidor (a Venezuelan subsidiary nationalized in April 2009) through the second quarter of 2009 and of non-core U.S. assets in the second half of 2007 and first quarter of 2008.

(3)	Free cash flow is calculated as net cash provided by operating activities, less capital expenditures.

(4)	Each ADS represents 10 shares.

(5)	Shares outstanding were 1,963,076,776 as of December 31, 2011 and 2,004,743,442 as of December 31 of each of 2010, 2009, 2008 and 2007.

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Chairman’s Letter

Ternium had a very good operating performance in 2011, with shipments rising to a new record of 8.8 million tons and EBITDA reaching USD1.7 billion on sales of USD9.2 billion. These results reflect the favorable evolution of industrial and construction activity in the Latin American countries where we operate.

Towards the end of the year, we announced our decision to invest USD2.2 billion to become partners with Nippon Steel in the group that controls Usiminas, the leading flat steel producer in Brazil. In January, the investment was concluded and Julian Eguren, who led the expansion of our Mexican operations and the integration of the former Hylsa and IMSA operations, was appointed CEO of Usiminas. We have had an association with Usiminas for a long time through the participation it held until recently in Ternium: now we will deepen our ties, pursuing industrial, commercial, technology and purchasing synergies, and strengthen our competitive positioning throughout Latin America.

This is a historic moment for Ternium. The alliance we have formed with Nippon Steel and Usiminas gives us the opportunity to play a key role in the industrial development of Latin America through the provision of high quality steel products. We will be the leading suppliers of value-added flat steel products to the automotive industry in Latin America and are committed to investing in the resources, and developing the technologies, which can sustain a platform for the development of competitive industries throughout the region. With an unmatched range of products, expertise in new product development and an extensive network of service centers, Usiminas, Nippon Steel and Ternium will build a compelling value proposition for customers throughout the region.

This year, we worked on a number of initiatives seeking to raise awareness of various trade phenomena and develop mechanisms together with governments to defend our markets against unfair practices. With Alacero, the Latin American steel producers association, we made a diagnosis of the metalworking industries value chain in the region. The study concluded that the weight of the manufacturing sector is declining in the main economies of the region and that a clear threat to our industry comes from the growing imports of steel-intensive manufactured goods, particularly from China. The deficit in manufactured goods in Latin America reached more than USD90 billion in 2010. We will continue to work with governments and institutions to revert this tendency.

Our program of support for small and medium enterprises, who are involved as customers or suppliers in our value chain, has now completed 10 years. With over 800 companies participating, we are proud of the results that the program has had in developing a more durable and competitive industrial network in the markets where we operate.

Following the investment in Usiminas, we are revising our investment plans to identify opportunities for integration and expansion in the light of our new position in Brazil and the rest of Latin America. Our project to increase cold rolling and galvanizing capacity in Mexico, where we are already working with Nippon Steel, is advancing as planned. Also in Mexico, we are advancing in our plans to develop a new mining project in Jalisco. And in Argentina, we have decided to go ahead with the expansion of our slab production capacity through the installation of a new continuous caster, which is expected to come into operation at the end of 2013.

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We continue to make progress in improving our health, safety and environment performance. Following the implementation of a “safety hour” practice, under which management and supervisors make regular, programmed visits through our plants to look out for unsafe conditions and practices and to listen to suggestions from the employees working there, there’s been a further improvement in our safety indicators. In addition, we are investing in different projects at our facilities in Mexico, Argentina and Colombia aimed at maximizing the efficient use of energy resources and the appropriate treatment and disposal of wastes and air emissions.

We play an active role in the sustainable development of the communities where we operate, working with local institutions. Among the results achieved in this area this year has been the implementation by the Mexican national board of technical education of a module in its syllabus aimed at enhancing the skills required in the steel industry among young technicians. Similarly, in Argentina, we are helping to strengthen the technical schools in our communities and are supporting a UNESCO program to improve the public provision of primary education.

In 2011 our earnings per ADS were USD2.61 after an USD0.81 non-cash foreign exchange loss per ADS mainly related to the Mexican Peso depreciation on our US dollar denominated debt in Mexico. Our financial situation remains solid and will permit us to continue with our investment program and maintain the annual dividend at USD0.75 per ADS for this year. If approved by shareholders, this would be distributed in May.

In 2011, Ternium made solid progress in its expansion plans and opened a new chapter in its history through its investment in Usiminas, which will consolidate its leadership and growth opportunities in Latin America. Once again, I would like to thank our employees for their performance during the year and the results achieved. I would also like to thank our customers, suppliers and shareholders for their continuous support and confidence in our company.

Paolo Rocca

Chairman

6

Business Review

In 2011, steel consumption in Ternium’s core markets experienced a significant expansion, consolidating the solid growth rates that followed the steel market recovery in 2010. Latin American economies continued to grow during the year, with sales of capital goods and consumer durables consolidating their expansion and construction activity remaining solid in South America and resuming growth in Mexico. The increase in apparent steel demand in Ternium’s markets in 2011 allowed us to continue operating our crude steel production facilities at close to full capacity and to increase further the utilization rates at our re-rolling facilities.

Works for the construction of a new facility in the vicinity of Monterrey City, Mexico, evolved as planned during 2011. The new facility, which is expected to commence production during 2013, includes a cold-rolling mill and a hot-dip galvanizing plant, the latter under a joint venture with Nippon Steel. This new facility is expected to serve the demanding requirements of the automotive industry in Mexico and to achieve further integration at Ternium’s steel processing facilities in the southern United States and Guatemala. In addition, during 2011 Ternium increased and consolidated its business and commercial presence in Colombia through Ferrasa. Colombia has now become Ternium’s third largest steel market.

Ternium’s support program for small and medium enterprises is now in its tenth year and encompasses more than 800 companies. Our safety indicators continue to improve with the consolidation of our state-of-the-art safety standards and procedures. We continue investing in projects aimed at improving the treatment and disposal of air emissions and waste water, and also continue taking steps to reduce the use of hazardous products in our manufacturing processes.

The solid market conditions in 2011 allowed Ternium to increase its shipments by 10% year-over-year to reach a new record of 8.8 million tons, and to increase EBITDA by 16% year-over-year to USD1.7 billion.

North America Region

During 2011, Ternium was the leading supplier of flat steel products in Mexico and was also active in the southern United States.

Ternium’s shipments in the North America Region continued growing in 2011. Steel demand in the region increased strongly in the first half of the year and more gradually through the second half, supported by higher activity levels. Steel prices in North America increased sharply during the first quarter of 2011, reflecting the increase in steel consumption together with an inventory rebuilding, but subsequently showed a gradual decline as higher imports and capacity restarts, mainly in the United States, increased steel supply in the region. Close to year-end, however, prices rebounded fueled by an increase in order volumes.

The economies in the North America Region expanded more gradually during 2011. GDP in Mexico grew an estimated 4.0% in the year, consolidating the 2010 recovery, while the U.S. economy grew an estimated 1.8% in 2011, a deceleration from the 3.0% expansion rate in 2010.

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Mexican apparent steel use for 2011 increased 5.8% year-over-year to approximately 17.9 million tons, reaching pre-2008 crisis levels. Apparent steel use for the entire North America Region increased 9.1% year-over-year, as steel consumption rates in the United States continued recovering from the steep drop in 2009. Mexico showed a broad-based increase in activity in 2011, featuring an expansion in key steel consuming sectors such as construction and automotive.

Construction activity in Mexico increased an estimated 4.9% year-over-year in 2011, while activity in the automotive sector increased an estimated 9.6% year-over-year, following the significant expansion experienced during 2010. Mexico’s growth in motor vehicle production in 2011 reflected the strength of auto exports to the United States.

During 2011 Ternium continued running its integrated steel making facilities in the region at close to full capacity and, as steel demand continued growing in our main markets, our re-rolling facilities saw increased utilization rates. We continued maximizing the use of direct reduced iron (DRI) over steel scrap in the metallic mix of our steel shops in Mexico, benefiting from relatively low natural gas prices in North America.

[2]	Source: World Steel Association

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As part of our efforts to gain market share in Mexico at the expense of imports, we started up new warehouse operations in the cities of Mexico, Guadalajara and Puebla. We believe that these operations helped us accomplish a higher participation in the retail steel market segment and increased shipments of high value added products.

Ternium’s capital expenditures in the region amounted to USD391 million in 2011. During the year our Mexican subsidiary carried out several projects, including the construction of a new facility in the vicinity of Monterrey City for the manufacture of cold rolled and galvanized steel products, the expansion and enhancement of its service and distribution center network, the enhancement of its defuse emission control equipment at its steel shop and the development of mining activities.

In 2012, Ternium expects near-trend growth rates in the NAFTA region. Apparent steel use is expected to grow 3.5% in Mexico in 2012, with higher industrial activity and construction driving local demand for steel products. The Mexican government has announced multiple infrastructure projects to increase distribution capacity of natural gas and water, aimed at releasing the industrial potential of some regions of the country, and these projects are expected to increase demand for flat steel products, particularly for the manufacturing of large diameter pipelines. We expect to increase capital expenditures in the region in 2012, mainly due to the development of our new cold-rolling and hot-dip galvanizing facility.

South and Central America Region

During 2011, Ternium was the leading supplier of flat steel products in Argentina, Paraguay Uruguay and Central America. In addition, Ternium increased its presence in Colombia through Ferrasa and continued serving customers throughout the region, mainly in Bolivia and Chile.

Ternium’s shipments in the South and Central America Region grew in 2011, as demand for steel products increased throughout the year. The economic activity in the region continued to grow during 2011, supported by strong commodity prices and, during the first nine months of the year, favorable external financial conditions.

Finished steel apparent demand in our main markets in the region was solid in 2011, consolidating the expansion path that followed the 2009 global economic downturn. Apparent steel use in South and Central America increased 2.2% year-over-year in 2011. Construction activity consolidated its growth pace and the automotive sector, which had significantly expanded in 2010, showed healthy growth rates in 2011.

[3]	Source: United Nations’ Economic Commission for Latin America and the Caribbean

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In Argentina, GDP increased an estimated 9.0% year-over-year in 2011, reflecting a rise in consumption and capital investment. Estimated apparent steel demand increased 15.8% to about 5.4 million tons in the period, reflecting the consolidation of the country’s economy. Construction activity increased 8.7% year-over-year in 2011, and activity in the automotive sector increased 15.7% year-over-year. Growth in motor vehicle production benefited from a stronger domestic auto market and higher exports, mainly to Brazil.

Finished steel apparent demand also increased in Bolivia, Chile, Paraguay and Uruguay. Although the economies of these countries expanded in 2011, with GDP growth rate estimates of between 4.0% and 6.3% year-over-year, solid demand in Argentina in 2011 constrained our supplying capabilities to some of them.

Apparent steel demand in Colombia, Peru and Ecuador was also strong. The economies of these countries expanded in 2011, with GDP growth rate estimates of between 5.5% and 8.0% year-over-year. During 2011, Ternium increased and consolidated its business and commercial presence in Colombia through Ferrasa and the country became the third largest market of Ternium, with shipment levels of approximately 700,000 tons in 2011.

Overall, Ternium’s subsidiaries Siderar and Ferrasa kept their facilities working at relatively high utilization rates during 2011. Ferrasa’s operations, supported by our Mexican plants’ supplying capabilities, significantly increased its share of the Colombian steel market. In addition, Ferrasa improved productivity, sustainability and safety in all its plants. The integration process between Ferrasa and Ternium is now complete and fully functional.

[4]	Source: World Steel Association

10

Ternium’s capital expenditures in the region amounted to USD209 million in 2011. During the year Ternium’s subsidiary Siderar made progress in several projects, including repairs and enhancements at its coking area, new equipment and enhancements at its steel shop, enhancements and an expansion of its hot strip mill, and the expansion of a galvanizing line and a service center. In addition, we carried out the revamping and expansion of a galvanizing mill in Guatemala and the installation of defuse emission control equipment at Ferrasa’s steel shop in Colombia.

This year, South America’s economies are expected to continue their solid growth momentum with slightly lower expansion rates at our main markets in the region. Apparent steel use is expected to increase approximately 9.8% year-over-year. We expect to increase capital expenditures in the region in 2012, largely related to Ternium’s subsidiary Siderar’s project to increase its slab production capacity by 500,000 tons by 2013.

Iron Ore Mining

Ternium’s mining activities are aimed at securing the supply of iron ore for our facilities in Mexico for at least a 20-year operating period. Surplus production of iron ore is commercialized to partially hedge the iron ore procurement requirements of Ternium’s facilities in Argentina.

The extraction, processing and production of iron ore is organized under two operating companies: Las Encinas S.A. de C.V. (“Las Encinas”), which is wholly owned by Ternium; and Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V. (“Peña Colorada”), which is 50% owned by Ternium and 50% owned by ArcelorMittal. As of year-end 2011, the mining activities had a combined annual production capacity of 5.9 million tons of pellets and 0.4 million tons of concentrate surplus.

Las Encinas

The Las Encinas mining facilities include a pelletizing plant located in the community of Alzada, in Mexico’s state of Colima, which has a production capacity of 1.9 million tons per year. As of year-end 2011, Las Encinas was operating the Aquila iron ore mine, located in Michoacán, Mexico. During the year, operations at the El Encino iron ore mine, located in Jalisco, Mexico, were idled due to the exhaustion of its main body. We are currently evaluating the resumption of operations at this mine through the exploitation of smaller bodies. During 2011, Las Encinas completed works for the revamping of its grinding facilities, a project that had been launched in 2010.

In 2011, Ternium continued its exploration activities in its concessions in Jalisco, in an area close to Las Encinas’ current processing facilities. As these activities were successful, the company is currently evaluating the development of the site and the expansion of the processing facilities.

Peña Colorada

The Peña Colorada mining facilities include a two-line pelletizing plant in the Manzanillo port in Colima, with an annual production capacity of 4.0 million tons of pellets and 0.4 million tons of concentrate surplus. Of these totals, ArcelorMittal and Ternium are each entitled to receive 50% of the production. The Peña Colorada mine is located in Colima, Mexico. Peña Colorada continued its exploration activities in 2011 at the existing mine’s nearby areas and succeeded at increasing its iron ore resources.

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In 2012, we intend to continue running the Las Encinas and Peña Colorada processing facilities at full capacity, as they represent a low-cost raw material option for Ternium’s steel production. We also plan to continue pursuing the expansion of our iron ore resources through exploration activities, mainly in the Jalisco and Colima areas.

Support Program for Small- and Medium-Sized Enterprises

Ternium sponsors, as it has done for ten years now, a small- and medium-sized enterprise (SME) support program called “ProPymes”. Created by the Techint group in 2002, the program is focused on helping SMEs in the steel industry’s value chain to grow. The program’s ultimate goal is to enhance SMEs’ competitiveness and to stimulate investments in the steel industry’s value chain. To achieve this, ProPymes provides a diversity of services including training, business advisory, institutional assistance, commercial support and financial aid. Currently, ProPymes assists approximately 800 SMEs in Mexico and Argentina.

Ternium supervises the execution of the ProPymes programs through two departments operating under local management supervision in Mexico and Argentina.

Mexico

Approximately 150 Mexican SMEs, including customers and suppliers, participate in ProPymes. While suppliers are selected according to their ability to competitively increase domestic value content to their products, customers are selected according to their ability to add value to the steel products and to their potential to increase exports or substitute imports.

In 2011, through an institutional network composed by the Mexican government, educational bodies, industrial chambers and local economic development secretariats, the program focused on the comprehensive development of suppliers for the local steel industry. Accordingly, we identified potential suppliers, through the promotion of business conventions in selected cities in Mexico in coordination with local industrial chambers, and supported selected SMEs in the development of quality and safety systems. In addition, in collaboration with local industrial chambers, we implemented a process improvement program for SMEs aimed at improving selected customer’s competitiveness.

In 2012, ProPymes will continue collaborating with the institutional network in the development of its ongoing programs. In addition, ProPymes plans to include in the program projects aimed at sustainable growth and environmental management in collaboration with the Mexican government and educational bodies.

Argentina

Approximately 640 Argentine SMEs, including customers and suppliers, participate in ProPymes. In 2011, the program focused on training, business advisory and exports support. ProPymes’ training programs, comprised of SME employees in every category, reached a new record level of attendees in 2011. In addition to traditional activities, special workshops were organized to address the challenges of family enterprises and labor law issues.

The program’s consulting area, one of ProPymes’ pillars, reached a new record of diagnosis reports and assistance performed. The assistance included plant lay-out, production planning, quality assurance and certification, suppliers audit, health and safety, human resources and information technology. In addition SME participation in marketing missions reached a new record in 2011. This endeavor intends to help SMEs expand their markets by developing new customers abroad.

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In 2012, ProPymes intends to continue adding special workshops tailored to address the specific requirements of local SMEs.

Product Research and Development

Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities. Applied research efforts are carried out in-house and in conjunction with universities and research centers, as well as through the participation in international consortia. Ternium also develops new products and processes in cooperation with its industrial customers. Research expenditures are recognized as expenses and development costs are recorded as cost of sales. For more information on our accounting policy please see note 4 (e) (5) to our audited consolidated financial statements included in this annual report.

In 2011, Ternium’s product research and development activities focused on initiatives aimed at increasing market share, adding value to our products and reducing costs. During the year, Ternium completed the first stage of a plan entailing the implementation of an IT system in Mexico that fully integrates product and processing route specifications among its plants. This effort will enable significant optimization in our processes and products, including increasing opportunities for productivity enhancement, cost reduction and inventory optimization.

Construction Products

During 2011, Ternium’s metal building systems division developed the engineering and manufacturing processes required to supply the steel structures and roofing for Tenigal’s facilities in Mexico. Of note were the insulated metal panels and cool roofing systems designed in order to comply with the best criteria for green building.

Industrial Products

In 2011, we continued certifying our products with customers in the automotive industry in Mexico and Argentina, related to newly defined standards and new car models to be produced in these countries. In this regard, in Argentina, a market that is expected to continue showing dynamism in new models introduction, the company gained market share upon receiving customer approval of our hot rolled products for a new light truck model. In addition, the company is going through the approval process of a recently developed hot rolled high resistance steel grade for heavy trucks.

During 2011, Ternium developed a new process to manufacture coated steel products with textured high-resistance surface for the appliance market in North America. This new process significantly reduced production costs while yielding an improved and sophisticated aesthetics, allowing Ternium to gain market share and to increase the attractiveness of its products in the high-end appliances market.

In 2011, Ternium continued developing products for tube and pipe manufacturers, and completed a project for the manufacturing of high-quality low-inclusion bars, a new family of semi-finished products for oil and gas seamless pipe manufacturing. In addition, it developed rolling processes to obtain thick-gauge high-resistance steels for the manufacturing of welded pipes. These processes will allow Ternium to develop hot rolled coils for the manufacturing of natural gas and water pipelines being developed under Mexican infrastructure plans.

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Environmental Projects

Ternium is continuously reassessing its production processes and products, and developing new ones, with a view to complying with existing and upcoming environmental regulations. During 2011, Ternium launched a project to develop pre-painted galvanized steel free from hexavalent chromium, an element that posses health risks. This project will allow Ternium to keep up with regulations related to the disposal of electric and electronics goods. In addition, the company initiated feasibility studies aimed at changing the composition of the electrolyte used in the electro-tin plating line in order to reduce inherent health risks.

In 2011, Ternium developed new panels in compliance with the Montreal Protocol regulations. These panels do not require the use of foaming agents that could potentially damage the ozone layer.

Applied Research

Ternium’s medium-term product research and development plans are based on a continuing assessment of steel product performance and the emerging requirements of the industry, carried out in close collaboration with leading steel customers. Based on customer needs, we improve, adapt and create new applications and define future technology requirements at our facilities.

With the aim at further developing our metallurgical knowledge and its applications, we continued participating in various medium-term projects, including those related to high-resistance cold rolled steels, through a consortium associated with the University of Pittsburgh in the United States; coating of advanced high strength steels for the automotive industry through consortia associated with McMaster University in Canada and the International Zinc Association; high performance coil coating applications for buildings through the French Corrosion Institute; optimization of cutting sheet steels technologies in direct association with the Instituto Argentino de Siderurgia, and new environmental friendly processes for the canning industry through the International Tin Research Institute.

Prospective Developments

In 2012, Ternium plans to develop new products for the agricultural machinery sector to expand its product range and increase its market share in Mexico and Colombia, and to consolidate its market leadership in Argentina. Of note among the products to be developed are quenchable hot and cold-rolled ultra-high-strength steel grades.

For welded pipe manufacturers the company intends to expand its range of hot-rolled steel grades to capture the expected increased demand for these products following the Mexican government’s announcement of multiple infrastructure projects to increase distribution capacity of natural gas and water in that country. In addition, the company expects to develop new high-performance steel grades for round bars for oil and natural gas seamless pipe manufacturers.

Ternium also plans to launch an assistance program for Argentine truck bodywork manufacturers in order to implement the usage of high-resistance steel grades that entail increased competitiveness in terms of fuel consumption and payload. In addition, it intends to introduce new high-strength cold-rolled steel grades for the manufacturing of light-weight parts used by the automotive industry. Finally, the company is assessing the development of boron-added steel grades for hot and cold-rolled products, an ultra-high resistance product envisioned as a customer choice for high-performance crash-resistance requirements.

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Human Resources and Communities

During 2011 Ternium continued its medium-term personnel recruitment plans in the different regions. The recruitment of recent graduates was relatively intensive in Colombia following the acquisition of a controlling interest in Ferrasa during 2010. The number of Ternium’s employees increased to approximately 16,500 at year-end 2011, or 600 more employees than at year-end 2010, mainly as a result of higher activity levels.

Ternium’s training and recruiting activities during the year continued to be mostly based on our ongoing program for recent graduates, a program that has already contributed a majority of our current management positions. Ternium’s training programs are intended to create a unique managerial profile that combines the ability to integrate into a regional culture with a global approach to business.

In addition, Ternium continued carrying out several customized courses focused on leadership, performance and technical knowledge, targeted at management, staff and operating employees. These courses are designed to train employees in the latest concepts and tools in their relevant fields, and to encourage them to achieve the highest possible levels of productivity and operating efficiency. During 2011 Ternium also developed courses focused on health and safety to support the use of recently developed safety management tools. During the year we began the induction of Ferrasa’s employees into this program, a process we expect to complete during 2012.

We also continued strengthening our financial support and contribution to key joint industry and university programs. Current initiatives include the funding of scholarship and fellowship grants and the endowed Chair sponsoring at targeted universities. Throughout the year we hosted various courses for graduate and undergraduate students and fostered conferences on technical subjects related to the steel industry.

To complete efforts towards the excellence in its human resources, Ternium combined professional and technical training and development programs with initiatives aimed at ensuring the quality of life of its employees, in and out of the workplace. These efforts included sports and fitness fostering programs, clinical examination and disease prevention campaigns, scholarship and leisure programs for employees’ children, loan programs for home improvement and special situations, and special programs designed for employees willing to complete basic education. During the year we extended these programs to Ferrasa’s employees, a process we expect to complete during 2012.

Community Relations

With an eye toward prioritizing our long-term relationships in the communities where we operate, Ternium focused its support in 2011 on a select number of high-impact programs designed to address the social and economic issues of each region.

Ternium worked closely with Mexico’s national board of technical education to develop a module that will help the country’s schools teach their young technicians the skills required in the steel industry. This technical module, which is part of our young technicians’ training program, was implemented in the technical schools of the state of Nuevo León, México, and its implementation in the technical schools of the Mexican state of Puebla and elsewhere, is being considered.

15

In Mexico, our educational, health, sports and cultural activities for our employees, their families and the broader community attracted a record number of people during the year. The company organized a health fair in Monterrey – an event we hoped would increase the community’s awareness and basic understanding of how to prevent and take care of various health issues. Also, Ternium’s organized its annual local marathon and cinema festival.

We continued financing initiatives to support teacher training programs in the Mexican mining communities of Pihuamo, Aquila and Alzada. Additionally, we continued to support academies and agricultural programs aimed at promoting labor skills among underprivileged community members. Through Ternium Hospital, we also continued to offer general and dental health treatment, including medical prescription services. Ternium also remained active in promoting health through sports within the communities in which it operates.

In Argentina, Ternium’s subsidiary Siderar continued supporting programs aimed at enhancing the infrastructure of public schools located in marginal areas in the country. Under this program, initiated in Ensenada in 2009 and in San Nicolás in 2010, a total of eight schools were improved since its launch. In addition, the company continued its effort to reduce student drop-outs within the communities that are located near its facilities and granted scholarships to students at risk of dropping out.

In the Ramallo and Ensenada industrial areas of Argentina, Siderar continued supporting a program initiated in 2006 aimed at strengthening specific technical schools. This endeavor, which includes five technical schools near Siderar’s facilities, focuses on the enhancement of these institutions’ technical education to match the increasingly demanding requirements of the industrial labor market. Under this program, during 2011 Siderar continued improving the schools’ infrastructure, providing scholarships at its workshops and providing training in its associated centers and schools.

Also, in the Ramallo industrial area, following the recent remodeling and enhancement of the main regional hospital, Siderar completed the remodeling and expansion of a medical care unit and committed its support to the remodeling and expansion of a second medical care unit, which it expects to complete in 2012. Siderar also granted scholarships for high achievement students and fostered sports and cultural activities for children, as well as among its employees, their families and the broader communities. The company strengthened its public relations campaign through regular management participation in local radio programs and advertising in local mass media, and a social network communications program.

In Colombia, Ternium’s subsidiary Ferrasa continued its program aimed at reducing student drop-out rates within the communities that are located near its facilities and granted scholarships for students at risk of dropping out. During 2011, Ferrasa began strengthening local institutional networks, including universities and governments, in order to identify and eventually support a select number of high-impact programs to address the social and economic challenges of these communities.

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Environment, Health and Safety

Ternium reaffirms the environmental protection and individual’s health and safety as a paramount value, holding its personnel responsible for the observance of this value and encouraging the promotion and sharing of related policies with the company’s value chain and with the communities where it operates. Ternium’s environment, health and safety policies abide by the World Steel Association’s policy statement and its principles for excellence in safety and occupational health, the Occupational Health and Safety Administration’s (OHSA) 18000 and ISO 14000 environmental management international standard directives.

In 2011, we continued participating in the World Steel Association forums. These forums, which are focused on sustainable development, environment, safety and occupational health, are in the process of developing consistent measurements, statistics and databases of selected variables aiming to enable steelmaking companies to benchmark performance, share state-of-the-art best practices and ultimately set improvement plans for its processes. These forums include the Climate Change Policy, Life Cycle Assessment, CO2 Data Collection Program, Water Management, Sustainability Reporting, and Safety and Occupational Health Committee groups and their working subgroups.

Ternium’s commitment toward environmental programs has once again been recognized by the World Steel Association and by GEI Mexico, a public-private nonprofit organization, for our participation in their respective greenhouse gas emission reporting programs. As of year-end 2011, all of our steelmaking and steel processing facilities in Mexico were registered with the Mexican Government’s National Environmental Voluntary Program and Ternium revalidated its clean industry certificates for selected operations. In Argentina, Ternium revalidated the ISO 14001 certificates for its local facilities.

Health and safety programs resulted in new decreases in injuries rates during 2011. Our average injuries frequency rate5 (IFR) and lost-time injuries frequency rate 6 (LTIFR) were 3.4 and 1.2, respectively, in 2011. These measurements cover all of Ternium’s facilities (other than recently-acquired Ferrasa’s) and include both our personnel and the personnel of third-party contractors operating in our facilities. Safety records also improved at Ferrasa’s operations, where Ternium’s health and safety policies where implemented soon after its acquisition in August 2010.

[5]	Injuries frequency rate refers to total quantity of injuries per million of hours worked.

[6]	Lost time injuries frequency rate refers to quantity of day-loss injuries per million of hours worked.

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*	Does not include Ferrasa

In 2011, Ternium took steps to consolidate its medium-term safety program, which in 2010 included some innovative techniques. Under the program, the company standardized safety practices across the production units, trained managers in the newly adopted best-in-industry management safety tools, and reassessed contractor obligations towards pre-defined safety programs. Inspired by the steel industry’s best safety practices, the program includes leadership involvement, a safety information system, training programs, information campaigns, progressive enhancement teams and “safety hour” events, requiring managers to tour the facilities according to a predefined schedule, in order to detect unsafe conditions or practices and listen to personnel’s comments and suggestions.

Likewise, the company took steps to consolidate its medium-term environmental program, also inspired by the steel industry’s best practices, which in 2010 introduced environmental accountability of managers, personnel training and information campaigns.

Emissions Control

During 2011, we completed the enhancement of the dust collection and handling system at one steel shop in Mexico. In Argentina, we completed a project to reduce defuse emissions encompassing all three basic oxygen furnaces at the steel shop. In addition, during 2011 we launched several projects in that country aimed at expanding and/or upgrading waste water treatment facilities that we expect to conclude during the year. In Colombia, we launched a project to reduce emissions at Ferrasa’s steel shop, which we expect to complete in 2012. These activities are encompassed in an ongoing program that monitors and reviews our facilities, aimed at maximizing the efficient use of energy resources, the re-use of by-products and the appropriate treatment and disposal of wastes, air emissions and waste water.

Greenhouse Gas Emissions

The accompanying chart shows Ternium’s estimated emission of carbon dioxide (CO2) per ton of liquid steel produced, as reported to the World Steel Association. We support the steel industry’s ongoing efforts to develop innovative solutions to reduce greenhouse gas (GHG) emissions over the lifecycle of steel products. According to the Intergovernmental Panel on Climate Change (IPCC), the steel industry accounts for approximately 4% to 5% of total world GHG emissions.

18

Our steel production facilities in Mexico have achieved GHG-specific emission levels that are close to the theoretical minimum. Our Guerrero steel production unit in Mexico has been recognized by the state government for its increased GHG capture levels. In Argentina, Siderar’s GHG-specific emission levels are close to the industry average for blast furnace technology.

Other Initiatives

During 2011, we completed in Mexico a plan to replace and eliminate the use of mercuric chloride, a toxic mercuric salt, as a means to determine the iron ore content. In addition, we eliminated the use of anhydrous ammonia in our galvanizing processes, which was utilized as an input in the production of hydrogen.

19

Corporate Governance

The Company

The Company is a public limited liability company (société anonyme) organized under the laws of Grand-Duchy of Luxembourg. Its object and purpose, as set forth in Article 2 of its articles of association, is the taking of interests, in any form, in corporations or other business entities, and the administration, management, control and development thereof. The Company is registered under the number B98 668 in the Registre du Commerce et des Sociétés.

Shares; Shareholders Meetings

The Company’s authorized share capital is fixed by the Company’s articles of association, as amended from time to time, with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. The general extraordinary meeting of shareholders held on June 2, 2010, renewed the validity of the Company’s authorized share capital until July 15, 2015. As of December 31, 2011, there were 2,004,743,442 shares issued.

The Company’s articles of association authorized the board of directors or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of its authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves, at such times and on such terms and conditions as the board of directors or its delegates may determine. The extraordinary general meeting of shareholders held on June 2, 2010 renewed this authorization until July 15, 2015.

The Company’s shareholders have authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital. However, if and from the date the Company’s shares are listed on a regulated market (and only for as long as they are so listed), any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then existing shareholders (as set out in the articles of association), except in the following cases (in which cases no pre-emptive rights shall apply):

•	any issuance of shares for, within, in conjunction with or related to, an initial public offering of the Company’s shares on one or more regulated markets (in one or more instances);

•	any issuance of shares against a contribution other than in cash;

•

any issuance of shares upon conversion of convertible bonds or other instruments convertible into shares; provided, however, that the pre-emptive subscription rights of the then existing shareholders shall apply by provision of the Company’s articles of association in connection with any issuance of convertible bonds or other instruments convertible into shares for cash; and

•

any issuance of shares (including by way of free shares or at a discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its Affiliates (as such term is defined in the Company’s articles of association), including without limitation the direct issue of shares upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of, or in relation to, compensation or incentive of any such persons.

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Our articles of association provide that our annual ordinary general shareholders meetings must take place in Luxembourg on the first Wednesday of every May at 2:30 p.m., Luxembourg time. At these meetings, our annual financial statements are approved and the members of our board of directors are elected. No attendance quorum is required at annual ordinary general shareholders meetings and resolutions are adopted by a simple majority vote of the shares present or represented at the meeting. There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote the Company’s shares.

American Depositary Shares (ADSs)

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated as of January 31, 2006, among the Company, The Bank of New York Mellon (formerly The Bank of New York), as depositary, and all owners and beneficial owners from time to time of ADRs of the Company. ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct the depositary how to exercise the voting rights for the shares which underlie their ADSs.

Share and ADS Repurchases

The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended. The ordinary general shareholders’ meeting held on June 2, 2010 authorized the Company and the Company’s subsidiaries to acquire shares of the Company, including shares represented by American Depositary Shares, or ADSs, at such times and on such other terms and conditions as may be determined by the board of directors of the Company or the board of directors or other governing body of the relevant Company subsidiary, provided that, among other conditions, the maximum number of shares, including shares represented by ADSs, acquired pursuant to the authorization may not exceed 10% of the Company’s issued and outstanding shares or, in the case of acquisitions made through a stock exchange in which the shares or ADSs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market, and that the purchase price per ADS to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADSs in the New York Stock Exchange during the five trading days in which transactions in the ADSs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADSs are purchased. In the case of purchases of Shares other than in the form of ADSs, the maximum and minimum per Share purchase prices shall be equal to the prices that would have applied in case of an ADS purchase pursuant to the formula above divided by the number of underlying shares represented by an ADS at the time of the relevant purchase.

As of the date of this report, Ternium held 41,666,666 shares of the Company. Those shares were purchased from Usiminas on February 15, 2011, concurrently with the closing of an underwritten public offering by Usiminas of Ternium ADSs.

21

Board of Directors

The Company’s articles of association provide for a board of directors consisting of a minimum of five members (when the shares of the Company are listed on a regulated market, as they currently are) and a maximum of fifteen. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposition that are within its corporate purpose and are not specifically reserved in the articles of association or by applicable law to the general shareholders meeting.

The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. In 2011, the Company’s board of directors met seven times. A majority of the members of the board of directors in office present or represented at each board of directors’ meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders meeting. The general shareholders meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote. The Company’s current board of directors is composed of nine directors, three of whom are independent directors.

Audit Committee

The board of directors has an audit committee consisting of three independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries. Under the Company’s articles of association and the audit committee charter, the audit committee:

•

assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, including periodically reporting to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting;

•	is responsible for making recommendations for the appointment, compensation, retention and oversight of, and assessment of the independence of the Company’s independent auditors;

•

reviews material transactions between the Company or its subsidiaries with related parties (other than transactions that were reviewed and approved by the independent members of the board of directors or other governing body of any subsidiary of the Company) to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and

•

performs such other duties imposed to it by applicable laws and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duty entrusted to it by the board of directors.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the Company’s internal and external auditors as well as the Company’s management and employees and, subject to applicable laws, its subsidiaries.

22

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed by the general shareholders meeting, on the audit committee’s recommendation, through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of the office of the auditors at the ordinary general shareholders meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders meeting at any time, with or without cause. As part of their duties, the auditors report directly to the audit committee.

PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises agréé, was appointed as the Company’s independent auditor for the fiscal year ended December 31, 2011, at the ordinary general shareholders’ meeting held on June 1st, 2011.

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Board of Directors and Senior Management

Board of Directors

Chairman

Paolo Rocca

Ubaldo Aguirre (*)

Roberto Bonatti

Carlos Condorelli

Pedro Pablo Kuczynski (*)

Adrián Lajous (*)

Bruno Marchettini

Daniel Novegil

Gianfelice Rocca

Secretary

Raúl Darderes

(*)	Audit Committee Members

Senior Management

Chief Executive Officer

Daniel Novegil

Chief Financial Officer

Pablo Brizzio

Mexico Area Manager

Máximo Vedoya

Siderar Executive Vice President

Martín Berardi

International Area Manager

Juan Pablo Trípodi

Planning and Operations General Director

Oscar Montero

Engineering and Environment Director

Luis Andreozzi

Human Resources Director

Miguel Angel Punte

Chief Information Officer

Roberto Demidchuck

Quality and Product Director

Rubén Herrera

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Investor Information

Investor Relations Director	IR Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com
Toll free number for US calls: +1 866 890 0443
International calls: +54 11 4018 2389

Luxembourg Office
29 Avenue de la Porte-Neuve
L2227-Luxembourg
Luxembourg
Phone: +352 2668 3152
Fax: +352 2659 8349

Stock Information	ADS Depositary Bank
New York Stock Exchange (TX)	The Bank of New York Mellon
CUSIP Number: 880890108	PO Box 358516
Pittsburgh, PA 15252-8516

Toll free number for US calls: +1 888 BNY ADRS
International calls: +1 201 680 6825
shrrelations@bnymellon.com
www.adrbnymellon.com/shareholder.jsp

Internet www.ternium.com

25

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the Company’s consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 (including the notes thereto), which are included elsewhere in this annual report.

The Company prepares its consolidated financial statements in conformity with IFRS. Financial and operational information is presented in U.S. dollars and metric tons.

Overview

Ternium’s operating income in 2011 was USD1.3 billion, compared to USD1.1 billion in 2010. This USD211.3 million year-over-year increase mainly reflects a 769,000 ton increase in shipments and a USD126 higher revenue per ton, partially offset by a USD109 higher flat and long steel operating cost per ton7, which increased mainly due to higher raw material costs. Ternium’s net income was USD649.9 million, a decrease of USD129.6 million year-over-year mainly due to a USD431.1 million lower net financial result, partially offset by the above mentioned USD211.3 million higher operating income and a USD90.7 million lower income tax expense. The year-over-year change in net financial results included a USD360.1 million lower net foreign exchange result primarily due to the impact of the Mexican Peso’s 13.1% depreciation on Ternium’s Mexican subsidiary’s U.S. dollar denominated debt in 2011, compared with a 5.4% Mexican Peso appreciation in 2010, and a USD49.6 million lower interest income on the Sidor financial asset.

In 2011, steel consumption in the North American market increased 9.1% year-over-year. The economies in the North America Region expanded more gradually during 2011. GDP in Mexico grew an estimated 4.0% in the year, consolidating the 2010 recovery, while the U.S. economy grew an estimated 1.8% in 2011, a deceleration from the 3.0% expansion rate in 2010. Mexico showed a broad-based increase in activity in 2011, featuring an expansion in key steel consuming sectors such as construction and automotive.

The steel markets in Central and South America showed a 2.2% year-over-year increase in apparent steel use during 2011. The economic activity in the region continued to grow during 2011, including an estimated 9.0% GDP expansion in Argentina and an estimated 5.5% GDP growth in Colombia. Construction activity consolidated its growth pace and the automotive sector, which significantly expanded in 2010, showed healthy growth rates in 2011.

Net Sales

Net sales were USD9.2 billion in 2011, 24% higher than net sales in 2010. Shipments of flat and long products were 8.8 million tons in 2011, up 10% compared to shipments in 2010 reflecting higher demand for steel products and Ternium’s increased participation in the Colombian steel market. Revenue per ton shipped was USD1,021 in 2011, a 14% increase compared to 2010, mainly as a result of higher prices.

[7]	Flat and long steel products operating cost per ton is equal to flat and long steel products cost of sales plus flat and long steel products SG&A, divided by shipments.

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The following table shows Ternium’s total consolidated net sales, shipments and revenue per ton for 2011 and 2010:

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	2011	2010	Dif.	2011	2010	Dif.	2011	2010	Dif.
North America	4,989.1	4,105.6	22%	5,118.6	4,826.3	6%	975	851	15%
South & Central America	3,995.6	3,050.1	31%	3,670.0	3,135.7	17%	1,089	973	12%
Europe & other	25.2	53.9		34.9	92.6		721	582

Total flat and long products	9,009.9	7,209.5	25%	8,823.6	8,054.6	10%	1,021	895	14%
Other products[8]	147.3	172.5	-15%

Total net sales	9,157.2	7,382.0	24%

Sales of flat and long products in the North America Region were USD5.0 billion in 2011, an increase of 22% versus 2010 mainly due to higher revenue per ton. Shipments in the region totaled 5.1 million tons in 2011, a 6% increase compared to 2010 reflecting increased demand for steel products and a wider product range. Revenue per ton shipped in the region increased 15% to USD975 in 2011 over 2010, mainly due to higher prices.

Flat and long product sales in the South & Central America Region were USD4.0 billion in 2011, an increase of 31% versus 2010, due to higher shipments and revenue per ton. Shipments in the region totaled 3.7 million tons in 2011, or 17% higher than 2010, mainly due to higher demand for steel products and Ternium’s increased participation in the Colombian steel market. Revenue per ton shipped was USD1,089 in 2011, an increase of 12% compared to 2010, mainly due to higher prices.

Sales of other products totaled USD147.3 million in 2011, compared to USD172.5 million in 2010. Shipments of iron ore were lower in 2011 versus 2010 while pig iron shipments increased.

Cost of sales

Cost of sales was USD7.1 billion in 2011, an increase of USD1.4 billion, or 25%, compared to 2010. This was due to a USD1.2 billion, or 29%, increase in raw material costs and consumables used, reflecting a 10% increase in sales volumes and higher raw material and purchased slab costs, and a USD179.5 million, or 13%, increase in other costs, including a USD80.1 million increase in labor and a USD48.5 million increase in services expenses (reflecting higher activity levels and labor costs) and a USD27.7 million increase in depreciation of property, plant and equipment.

Selling, general and administrative expenses

Selling, general & administrative (SG&A) expenses in 2011 were USD786.2 million, or 9% of net sales, compared with USD665.3 million, or 9% of net sales, in 2010. The USD120.9 million increase in SG&A was mainly due to a USD21.5 million increase in freight expenses and a USD23.2 million increase in taxes related to increased activity levels and a USD12.9 million increase in labor costs. In addition, SG&A increased USD52.0 million year-over-year as a result of the consolidation of Ferrasa from August 25, 2010.

Other operating (expenses) income, net

Other operating results in 2011 were a loss of USD11.6 million, compared with a gain of USD2.5 million in 2010. The 2011 loss included a non-recurring charge of USD24.5 million related to the settlement of arbitration proceedings with Tata Steel. For more information, see note 25 to our audited consolidated financial statements included elsewhere in this annual report.

[8]	Primarily includes iron ore, pig iron and pre-engineered metal buildings.

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Operating income

Operating income in 2011 was USD1.3 billion, or 14% of net sales, compared to operating income of USD1.1 billion, or 14% of net sales, in 2010. The USD211.3 million year-over-year increase reflects improvements mainly in the flat and long steel product segments.

	Flat steel products		Long steel products		Other products		Total
USD million	2011	2010	2011	2010	2011	2010	2011	2010
Net Sales	7,792.0	6,376.4	1,217.9	833.1	147.3	172.5	9,157.2	7,382.0
Cost of sales	(6,138.7)	(4,932.6)	(864.5)	(634.0)	(91.0)	(98.7)	(7,094.3)	(5,665.3)
SG&A expenses	(673.4)	(585.7)	(96.8)	(62.4)	(16.0)	(17.1)	(786.2)	(665.3)
Other operating results	(14.9)	2.9	3.2	(0.5)	0.1	0.1	(11.6)	2.5
Operating income	965.1	861.0	259.8	136.3	40.4	56.7	1,265.2	1,053.9

Flat steel products segment

The flat steel products segment operating income was USD965.1 million in 2011, an increase of USD104.1 million compared to 2010, reflecting higher sales partially offset by higher operating cost. Sales of flat products in 2011 increased 22% compared to 2010, reflecting an 8% increase in shipments, mainly due to higher demand for steel products and Ternium’s increased participation in the Colombian steel market, and a 13% increase in revenue per ton shipped, mainly due to higher steel prices in Ternium’s main steel markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	2011	2010	Dif.	2011	2010	Dif.	2011	2010	Dif.
North America	4,108.8	3,464.9	19%	4,014.7	3,852.1	4%	1,023	899	14%
South & Central America	3,658.1	2,886.2	27%	3,285.7	2,877.0	14%	1,113	1,003	11%
Europe & other	25.2	25.3		34.9	42.6		721	594

Total flat products	7,792.0	6,376.4	22%	7,335.3	6,771.7	8%	1,062	942	13%

Operating cost increased 23%, reflecting an 8% increase in shipments and a 14% increase in operating cost per ton mainly from higher raw material and purchased slab costs, as well as higher labor costs, services expenses and depreciation of property, plant and equipment.

Long steel products segment

The long steel products segment operating income was USD259.8 million in 2011, an increase of USD123.5 million compared to 2010, reflecting higher sales and operating costs. Sales of long products in 2011 increased 46% compared to 2010, reflecting a 16% increase in shipments mainly due to the consolidation of Ferrasa from August 25, 2010 and a wider product range, and a 26% increase in revenue per ton shipped, mainly as a result of higher prices.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	2011	2010	Dif.	2011	2010	Dif.	2011	2010	Dif.
North America	880.3	640.7	37%	1,104.0	974.2	13%	797	658	21%
South & Central America	337.5	163.9	106%	384.3	258.7	49%	878	634	39%
Europe & other	—	28.6		—	50.0		1,507	571

Total long products	1,217.9	833.1	46%	1,488.3	1,282.9	16%	818	649	26%

Operating cost increased 38%, reflecting a 16% increase in shipments and a 19% increase in operating cost per ton mainly from higher raw material costs, as well as higher labor costs, services expenses and depreciation of property, plant and equipment.

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Other products segment

The other products segment operating income was USD40.4 million in 2011, a decrease of USD16.4 million compared to 2010 mainly reflecting the impact of lower revenues.

Net financial results

Net financial results were a USD300.6 million loss in 2011, compared with a USD130.5 million gain in 2010.

In 2011, Ternium’s net interest results totaled a USD72.0 million loss, higher than the USD45.6 million loss in 2010, mainly reflecting higher net indebtedness and average interest rates.

Net foreign exchange result was a loss of USD236.4 million in 2011 compared to a gain of USD123.7 million in 2010. The loss in 2011 was primarily due to the impact of the Mexican Peso’s 13.1% depreciation on Ternium’s Mexican subsidiary’s U.S. dollar denominated debt. This result is non-cash when measured in U.S. dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s U.S. dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in U.S. dollars in Ternium’s consolidated financial statements. Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates relative to other currencies.

Interest income on the Sidor financial asset was USD11.4 million in 2011, compared to USD61.0 million in 2010. These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009. The decrease reflects the reduction in the notional amount of the Sidor financial asset over time.

Equity in earnings of associated companies

Ternium’s share in the results of associated companies (mainly Exiros) during 2011 was a gain of USD1.3 million, compared to a gain of USD1.7 million in 2010.

Income tax expense

Income tax expense in 2011 was USD316.0 million, or 33% of income before income tax and non-controlling interest, compared with an income tax expense of USD406.7 million in 2010, or 34% of income before income tax and non-controlling interest.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest in 2011 was USD136.4 million, compared to USD157.4 million in 2010, mainly due to a lower result attributable to non-controlling interest in Siderar and Ternium México.

Liquidity and capital resources

We obtain funds from our operations, as well as from short-term and long-term borrowings from financial institutions. These funds are primarily used to finance our working capital and capital expenditures requirements, and our acquisitions. In addition, during 2010 and 2011, we had cash inflows of USD0.9 billion in connection with compensation payments for the nationalization of our participation in Sidor. We hold money market investments, time deposits and variable-rate or fixed-rate securities from investment grade issuers. During 2010 and 2011, we decreased our financial indebtedness, from USD2.3 billion at the end of 2009 to USD2.0 billion at the end of 2011, using primarily cash provided by operating activities.

29

Management believes that funds from operations will be sufficient to satisfy our current working capital needs and service our debt in the foreseeable future. Although Ternium believes it has access to the credit markets, it has not negotiated additional credit facilities for these purposes. Management also believes that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs and to address short-term changes in business conditions.

The following table shows the changes in our cash and cash equivalents, excluding funds placed in trust, for each of the periods indicated below:

	September 30,	September 30,
In USD thousands	For the year ended December 31,
	2011	2010
Net cash provided by operating activities	647,135	806,825
Net cash provided by (used in) investing activities	121,649	(470,128)
Net cash used in financing activities	(364,570)	(654,118)

Increase (Decrease) in cash and cash equivalents	404,214	(317,421)
Effect of exchange rate changes	(25,039)	1,039
Cash and cash equivalents at the beginning of the year	1,779,416	2,095,798

Cash and cash equivalents at the end of the year	2,158,591	1,779,416

During 2011, Ternium’s primary source of funding was net cash provided by operating activities.

Cash and cash equivalents as of December 31, 2011 were USD2.2 billion, a USD379.2 million increase from USD1.8 billion at the end of the previous year. This increase is mainly attributable to net cash provided by operating activities of USD647.1 million and net cash provided by investing activities of USD121.6 million, partially offset by net cash used in financing activities of USD364.6 million.

In addition to cash and cash equivalents, as of December 31, 2011, we held other investments with maturity of more than three months for a total amount of USD281.7 million, decreasing USD566.7 million compared to December 31, 2010.

Operating activities

Net cash provided by operating activities was USD647.1 million in 2011 compared to USD806.8 million in 2010, a year-over-year decrease of USD159.7 million. The main reasons for the reduction were:

•	a decrease in net income from continuing operations of USD129.6 million; and

•	a negative income tax accruals less payments adjustment of USD255.9 million in 2011, compared to a positive income tax accruals less payments adjustment of USD226.8 million in 2010.

partially offset by

•

a positive net foreign exchange results and others adjustment of USD184.8 million in 2011, compared to a negative net foreign exchange results and others adjustment of USD77.6 million in 2010, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar;

•

a negative interest income adjustment of the Sidor financial asset of USD11.4 million in 2011, compared to a negative interest income adjustment of the Sidor financial asset of USD61.0 million in 2010; and

30

•

an increase in working capital of USD397.8 million in 2011, compared to an increase in working capital of USD448.0 million in 2010, following the recovery from the 2008 – 2009 global economic downturn.

The significant variation in working capital during 2011, as indicated above, was mainly attributable to an increase of USD413.3 million in inventory, reflecting higher costs as a result of higher input prices, as well as higher inventory volume of goods in process and raw materials partially offset by lower inventory volume of finished goods, as a result of increased operating activity (as shown in the table below).

	September 30,	September 30,	September 30,
	Change in inventory Dec’11 / Dec’10 (in millions of USD)
	Price	Volume	Total
Finished goods	52.1	(10.6)	41.5
Goods in process	96.7	25.7	122.4
Raw materials, supplies and allowances	191.6	57.8	249.4

Total	340.4	72.9	413.3

Investing activities

Net cash provided by investing activities in 2011 was USD121.6 million, compared to net cash used in investing activities of USD470.1 million in 2010. This change was primarily attributable to the following:

•

a decrease in net cash used in other investing activities, net, of USD1.4 billion, consisting mainly of financial investments with maturity of more than three months, which decreased USD588.2 million in 2011, compared to an increase of USD820.7 million in 2010; and

•	a decrease in net cash used in acquisition of business of USD68.4 million, due to the acquisition of Ferrasa in 2010.

partially offset by

•	a decrease of USD634.3 million in the proceeds from the Sidor financial asset (from USD767.4 million in 2010 to USD133.1 million in 2011); and

•	an increase of USD251.2 million in capital expenditures (from USD350.1 million in 2010 to USD601.3 million in 2011).

Financing activities

Net cash used in financing activities was USD364.6 million in 2011, compared to USD654.1 million in 2010. This change was primarily attributable to the following:

•

a decrease in repayments of borrowings, net, of USD554.5 million, consisting of net proceeds from borrowings of USD34.0 million in 2011, compared to net repayment of borrowings of USD520.5 million in 2010.

partially offset by

•	a repurchase of treasury shares of USD150.0 million in 2011;

•	an increase in dividends paid in cash by subsidiary companies of USD102.3 million; and

•	an increase in dividends paid in cash to company’s shareholders of USD47.0 million.

31

Principal sources of funding

Funding policy

Management’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. While Ternium currently does not have committed credit facilities available for borrowing, management believes that it could have access to external borrowing in case of any shortfalls. We obtain financing primarily in U.S. dollars, Argentine pesos and Colombian pesos. Whenever feasible, management bases its financing decisions, including the election of currency denomination, currency and interest rate risk, term and type of the facility, on the intended use of proceeds for the proposed financing and on costs. For further information on our financial risk management please see note 33 to our audited consolidated financial statements included in this annual report.

Financial liabilities

Our financial liabilities consist of loans with financial institutions and some pre-accorded overdrafts transactions. As of December 31, 2011, these facilities were mainly denominated in U.S. dollars (68.3% of total financial liabilities), Argentine pesos (23.2% of total financial liabilities, subsequently hedged to the U.S. dollar) and Colombian pesos (6.3% of total financial liabilities). Total financial debt increased from USD1.9 billion as of December 31, 2010, to USD2.0 billion as of December 31, 2011. During 2011, Ternium’s bank borrowings (inclusive of principal and interest accrued thereon) increased by USD50.4 million, principally due to the increase in short term borrowings, partially offset by the repayment of principal and interest on borrowings related to prior acquisitions. As of December 2011, current borrowings were 52.3% of total borrowings, none of which corresponded to borrowings with related parties. In addition, as of December 31, 2011 Ternium had a committed USD700 million syndicated term loan facility for the purchase of Usiminas shares, a transaction that was subsequently executed on January 16, 2012. For further information on the Usiminas shares purchase transaction please see “Recent Developments”.

The weighted average interest rates at December 31, 2011 was 3.42%, calculated using the rates set for each instrument in its corresponding currency and weighted using the U.S. dollar-equivalent outstanding principal amount of those instruments at December 31, 2011, after giving effect to any derivative financial instruments used to mitigate currency and interest rate risk.

32

Most significant borrowings

Our most significant borrowings as of December 31, 2011, were those incurred under Ternium Mexico’s syndicated loan facility in relation to the Grupo Imsa transaction in July 2007.

In Millions of USD

	September 30,	September 30,	September 30,	September 30,		September 30,
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2011		Maturity
July 2007	Ternium México	Syndicated loan	3,485.0	1,292.0	[9]	July 2014

The main covenants in our syndicated loan agreement are limitations on liens and encumbrances, limitations on the sale or other dispositions of certain material assets, and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio).

As of December 31, 2011, we were in compliance with all covenants under our loan agreements. For further information on our derivative financial instruments and borrowings please see notes 23 and 24 to our audited consolidated financial statements included in this annual report.

[9]

On February 1, 2008, we completed the sale of our interests in Steelscape, Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD727 million. On February 28, 2008, we applied USD700.0 million of the proceeds of such sale to partially prepay loans under the syndicated loan agreement. Beginning in January 26, 2009 and until July 26, 2011 we paid six semi-annual installments of USD249 million each. On April 6, 2011, Ternium Mexico partially refinanced the final installment, extending its maturity from July 2012 to July 2014.

33

Recent Developments

Acquisition of Participation in Usiminas

On November 27, 2011, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.àr.l., together with Siderar (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a majority-owned Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), entered into share purchase agreements with Camargo Corrêa, Votorantim and Caixa dos Empregados da Usiminas (Usiminas employee pension fund, or CEU) for the acquisition of 139.7 million ordinary shares of Usiminas, representing 27.7% (out of which 22.7% corresponds to Ternium) of Usiminas’ voting capital, at a price of BRL36 (approximately USD19.0) per ordinary share. Ternium Investments and Siderar financed their BRL4.1 billion share (approximately USD2.2 billion) with cash on hand and, in the case of Ternium Investments, a USD700 million syndicated term loan.

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar and Prosid entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3% (out of which 35.6% corresponds to Ternium), and CEU 10.6%. The rights of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Following the closing of the transaction, Messrs. Daniel Novegil, Roberto Vidigal and Alcides Morgante were appointed as members of Usiminas’ board of directors, together with their alternates, to replace the board members nominated by Camargo Correa and Votorantim. In addition, Usiminas’ board of directors appointed Julián Eguren, previously a senior executive with Ternium, as chief executive officer (Diretor-Presidente) of Usiminas.

With strategically located facilities near the main consumers of steel in Brazil and iron ore mines in the Serra Azul region, Usiminas is organized under four main business units: Mining, Steel, Steel Processing and Capital Goods. In 2010, Usiminas had net sales of BRL13.0 billion (approximately USD7.4 billion).

34

TERNIUM S.A.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

29, Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg : B 98 668

35

TERNIUM S.A.

Index to financial statements

Consolidated Financial Statements

36

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Ternium S.A.:

We have audited the accompanying consolidated statement of financial position of Ternium S.A. and its subsidiaries as of 31 December, 2011, and the related consolidated income statement, comprehensive income, changes in equity and cash flows for the year ended 31 December, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of 31 December, 2010 and for each of the two years in the period ended 31 December, 2010 were audited by Price Waterhouse & Co. S.R.L. (Argentina) whose report dated 30 June, 2011 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at 31 December, 2011, and the results of their operations and their cash flows for the year ended 31 December, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

PricewaterhouseCoopers S.à r.l. Represented by	Luxembourg, 22 February 2012

Mervyn R. Martins

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

(All amounts in USD thousands)

CONSOLIDATED INCOME STATEMENT

	September 30,	September 30,	September 30,	September 30,
		Year ended December 31,
	Notes	2011	2010	2009
Continuing operations
Net sales		9,157,198	7,382,004	4,958,983
Cost of sales	6	(7,094,252)	(5,665,254)	(4,110,370)

Gross profit		2,062,946	1,716,750	848,613

Selling, general and administrative expenses	7	(786,161)	(665,306)	(531,530)
Other operating (expenses) income, net	9	(11,566)	2,493	(20,700)

Operating income		1,265,219	1,053,937	296,383

Interest expense		(100,712)	(72,969)	(105,810)
Interest income		28,689	27,347	21,141
Interest income – Sidor financial asset	27	11,390	61,012	135,952
Other financial (expenses) income, net	10	(239,997)	115,112	81,639

Equity in earnings of associated companies	14	1,293	1,688	1,110

Income before income tax expense		965,882	1,186,127	430,415

Income tax expense	11	(315,974)	(406,657)	(91,314)

Income from continuing operations		649,908	779,470	339,101

Discontinued operations
Income from discontinued operations	27	—	—	428,023

Profit for the year		649,908	779,470	767,124

Attributable to:
Equity holders of the Company	26	513,541	622,076	717,400
Non-controlling interest		136,367	157,394	49,724

		649,908	779,470	767,124

Weighted average number of shares outstanding	26	1,968,327,917	2,004,743,442	2,004,743,442

Basic and diluted earnings per share (expressed in USD per share) for profit:

- From continuing operations attributable to the equity holders of the Company		0.26	0.31	0.15

- From discontinued operations attributable to the equity holders of the Company		—	—	0.21

- For the year attributable to the equity holders of the Company		0.26	0.31	0.36

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	September 30,	September 30,	September 30,
	Year ended December 31,
	2011	2010	2009

Profit for the year	649,908	779,470	767,124

Other comprehensive income:
Currency translation adjustment	(433,633)	35,915	(93,922)
Changes in the fair value of derivatives classified as cash flow hedges	14,134	14,729	35,881
Income tax relating to cash flow hedges	(6,701)	(4,419)	(9,112)

Other comprehensive (loss) income for the year, net of tax	(426,200)	46,225	(67,153)

Total comprehensive income for the year	223,708	825,695	699,971

Attributable to:
Equity holders of the Company	172,863	684,635	698,789
Non-controlling interest	50,845	141,060	1,182

	223,708	825,695	699,971

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	September 30,	September 30,	September 30,	September 30,	September 30,
	Notes	December 31, 2011		December 31, 2010
ASSETS
Non-current assets
Property, plant and equipment, net	12	4,032,675		4,262,896
Intangible assets, net	13	986,072		1,129,348
Investments in associated companies	14	9,311		8,212
Sidor financial asset	27	—		74,549
Other investments	15	14,087		35,575
Deferred tax assets	21	8,101		12,387
Receivables, net	16	124,201		56,471
Trade receivables, net	17	7,526	5,181,973	—	5,579,438

Current assets
Receivables	16	105,591		94,573
Derivative financial instruments	23	50		212
Inventories, net	18	2,137,024		1,953,390
Trade receivables, net	17	735,002		663,502
Sidor financial asset	27	136,294		183,439
Other investments	19	281,676		848,400
Cash and cash equivalents	19	2,158,591	5,554,228	1,779,416	5,522,932

Non-current assets classified as held for sale			10,373		9,961

			5,564,601		5,532,893

Total assets			10,746,574		11,112,331

EQUITY
Capital and reserves attributable to the company’s equity holders			5,756,372		5,880,740
Non-controlling interest			1,084,827		1,135,361

Total equity			6,841,199		7,016,101

LIABILITIES
Non-current liabilities
Provisions	20	15,340		16,144
Deferred income tax	21	748,999		877,742
Other liabilities	22	200,845		201,312
Trade payables		21,096		—
Derivative financial instruments	23	—		18,822
Borrowings	24	948,495	1,934,775	1,426,574	2,540,594

Current liabilities
Current tax liabilities		106,625		294,902
Other liabilities	22	114,776		123,610
Trade payables		677,747		588,086
Derivative financial instruments	23	29,902		35,955
Borrowings	24	1,041,550	1,970,600	513,083	1,555,636

Total liabilities			3,905,375		4,096,230

Total equity and liabilities			10,746,574		11,112,331

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares (3)	Initial public offering expenses	Reserves (4)	Capital stock issue discount (5)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2011	2,004,743	—	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

Profit for the year							513,541	513,541	136,367	649,908
Other comprehensive income (loss) for the year
Currency translation adjustment						(346,921)		(346,921)	(86,712)	(433,633)
Cash flow hedges, net of tax				6,243				6,243	1,190	7,433

Total comprehensive income for the year	—	—	—	6,243	—	(346,921)	513,541	172,863	50,845	223,708

Repurchase of own shares to Usiminas (3)		(150,000)						(150,000)		(150,000)
Dividends paid in cash (6)				(99,329)			(47,902)	(147,231)		(147,231)
Dividends paid in cash by subsidiary companies								—	(140,579)	(140,579)
Contributions from non-controlling shareholders in consolidated subsidiaries								—	39,200	39,200

Balance at December 31, 2011	2,004,743	(150,000)	(23,295)	1,542,040	(2,324,866)	(864,353)	5,572,103	5,756,372	1,084,827	6,841,199

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).

(2)

The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)	See Note 30.

(4)

Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (14.9) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(5)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(6)	Represents USD 0.075 per share (USD 0.75 per ADS).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2010	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

Profit for the year						622,076	622,076	157,394	779,470
Other comprehensive income (loss) for the year:
Currency translation adjustment					53,412		53,412	(17,497)	35,915
Cash flow hedges, net of tax			9,147				9,147	1,163	10,310

Total comprehensive income for the year			9,147		53,412	622,076	684,635	141,060	825,695

Dividends paid in cash (5)			(100,237)				(100,237)		(100,237)
Dividends paid in cash by subsidiary companies								(38,304)	(38,304)
Contributions from non-controlling shareholders in consolidated subsidiaries								4,900	4,900
Acquisition of business (See Note 3)								62,808	62,808

Balance at December 31, 2010	2,004,743	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).

(2)

The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)

Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (22.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5)	Represents USD 0.05 per share (USD 0.50 per ADS).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Reserves	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non- controlling interest	Total Equity

Balance at January 1, 2009	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

Profit for the year						717,400	717,400	49,724	767,124
Other comprehensive income (loss) for the year
Currency translation adjustment					(42,359)		(42,359)	(51,563)	(93,922)
Cash flow hedges, net of tax			23,748				23,748	3,021	26,769

Total comprehensive income (loss) for the year			23,748		(42,359)	717,400	698,789	1,182	699,971

Acquisition of non-controlling interest (4)			183				183	(379)	(196)

Balance at December 31, 2009	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).

(2)

The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2009, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)

On February 5, 2009, Ternium Internacional España S.L.U. acquired from its related company Siderca S.A.I.C., 53,452 shares of Siderar S.A.I.C., representing 0.015% of that company’s share capital, for an aggregate purchase price of USD 196 thousand. After this acquisition, Ternium increased its ownership in Siderar to 60.94%.

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation being recorded directly in equity.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements

TERNIUM S.A.

Consolidated financial statements

as of December 31, 2011 and 2010 and

for the years ended December 31, 2011, 2010 and 2009

(All amounts in USD thousands)

CONSOLIDATED STATEMENT OF CASH FLOWS

	September 30,	September 30,	September 30,	September 30,
		Year ended December 31,
	Notes	2011	2010	2009

Cash flows from operating activities
Income from continuing operations:		649,908	779,470	339,101
Adjustments for:
Depreciation and amortization	12 & 13	405,842	383,300	385,105
Income tax accruals less payments	31 (b)	(255,945)	226,820	(49,342)
Equity in earnings of associated companies	14	(1,293)	(1,688)	(1,110)
Interest accruals less payments	31 (b)	43,047	(59)	10,706
Impairment charge	25 (ii)	—	—	27,022
Changes in provisions	20	29,932	5,543	4,614
Changes in working capital	31 (b)	(397,806)	(447,973)	635,179
Interest income – Sidor financial asset	27 (i)	(11,390)	(61,012)	(135,952)
Net foreign exchange results and others		184,840	(77,576)	(53,565)

Net cash provided by operating activities		647,135	806,825	1,161,758

Cash flows from investing activities
Capital expenditures	12 & 13	(601,343)	(350,124)	(208,590)
Acquisition of business:
Purchase consideration	3	—	(75,000)	(196)
Cash acquired	3	—	6,593	—
Decrease (Increase) in other investments	15 & 19	588,212	(820,672)	43,163
Proceeds from the sale of property, plant and equipment		1,696	1,693	3,245
Proceeds from Sidor financial asset	27	133,084	767,382	953,611
Dividends received from associated companies	14	—	302	—
Contributions in associated companies	14	—	(302)	—

Net cash provided by (used in) investing activities		121,649	(470,128)	791,233

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(147,231)	(100,237)	—
Dividends paid in cash by subsidiary companies		(140,579)	(38,304)	—
Contributions from non-controlling shareholders in consolidated subsidiaries		39,200	4,900	—
Repurchase of treasury shares	30	(150,000)	—	—
Proceeds from borrowings		666,180	35,441	219,037
Repayments of borrowings		(632,140)	(555,918)	(1,141,625)

Net cash used in financing activities		(364,570)	(654,118)	(922,588)

Increase (Decrease) in cash and cash equivalents		404,214	(317,421)	1,030,403

Movement in cash and cash equivalents
At January 1,		1,779,416	2,095,798	1,065,552
Effect of exchange rate changes		(25,039)	1,039	(157)
Increase (Decrease) in cash and cash equivalents		404,214	(317,421)	1,030,403

Cash and cash equivalents at December 31, (1)	19	2,158,591	1,779,416	2,095,798

(1)

In addition, the Company had restricted cash for USD 248 and USD 12,343 as of December 31, 2011 and 2010, respectively. As of December 31, 2009, there were no restricted cash. Additionally, the Company had other investments with a maturity of more than three months for USD 281,676 and USD 848,400 at December 31, 2011 and 2010, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.

Notes to the Consolidated Financial Statements

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information

2	Basis of presentation

3	Acquisition of business

4	Accounting policies

5	Segment information

6	Cost of sales

7	Selling, general and administrative expenses

8	Labor costs (included in cost of sales, selling, general and administrative expenses)

9	Other operating (expenses) income, net

10	Other financial (expenses) income, net

11	Income tax expense

12	Property, plant and equipment, net

13	Intangible assets, net

14	Investments in associated companies

15	Other investments, net – non current

16	Receivables, net – non current and current

17	Trade receivables, net – non current and current

18	Inventories, net

19	Cash, cash equivalents and other investments

20	Allowances and Provisions – non current and current

21	Deferred income tax

22	Other liabilities – non current and current

23	Derivative financial instruments

24	Borrowings

25	Contingencies, commitments and restrictions on the distribution of profits

26	Earnings per share

27	Discontinued operations – Nationalization of Sidor

28	Related party transactions

29	Investments in Mexico

30	Repurchase of Shares from Usiminas concurrently with secondary public offering

31	Other required disclosures

32	Recently issued accounting pronouncements

33	Financial risk management

34	Subsequent events – Share purchase agreement of Usiminas

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

1 General information

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006. On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2011 and 2010, this special tax reserve amounted to USD 7.7 billion and USD 7.9 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2 Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2012), as issued by the International Accounting Standards Board, and adopted by the European Union. These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries have been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

These consolidated financial statements have been approved for issue by the Board of Directors on February 22, 2012.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2 Basis of presentation (continued)

Detailed below are the companies whose financial statements have been included in these consolidated financial statements.

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2011	2010	2009

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l. (1)	Luxembourg	Holding	100.00%	100.00%	—
Ternium Solutions A.G. (2)	Switzerland	Services	100.00%	—	—
Ternium Brasil S.A. (3)	Brazil	Holding	100.00%	100.00%	100.00%
Siderúrgica do Norte Fluminense S.A. (4)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	—
Ylopa – Servicos de Consultadoria Lda. (5)	Portugal	Holding	—	94.38%	94.38%
Consorcio Siderurgia Amazonia S.L.U. (6)	Spain	Holding	94.38%	94.38%	94.38%
Secor- Servicios Corporativos S.A. (6)	Venezuela	Holding	94.38%	94.38%	94.38%
Ternium Internacional España S.L.U. (3)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Siderar S.A.I.C. (7)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (8)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.C.A. (8)	Uruguay	Holding	60.94%	60.94%	60.94%
Inversiones Basilea S.A. (9)	Chile	Purchase and sale of real estate and other	60.94%	60.94%	60.94%
Ternium Mexico S.A. de C.V. (10)	Mexico	Holding	88.72%	88.72%	88.71%
Hylsa S.A. de C.V. (11)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.71%
Las Encinas S.A. de C.V. (11)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.72%	88.72%	88.71%
Ferropak Comercial S.A. de C.V. (11)	Mexico	Scrap services company	88.72%	88.72%	88.71%
Ferropak Servicios S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.71%
Galvacer America Inc (11)	USA	Distributing company	88.72%	88.72%	88.71%
Galvamet America Corp (11)	USA	Manufacturing and selling of insulated panel products	88.72%	88.72%	88.71%
Transamerica E. & I. Trading Corp (11)	USA	Scrap services company	88.72%	88.72%	88.71%
Técnica Industrial S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.71%
Sefimsa S.A. de C.V. (11)	Mexico	Financial Services	88.72%	88.72%	88.71%
Ecore Holding S. de R.L. de C.V. (11)	Mexico	Holding	88.72%	88.72%	88.71%
Neotec L.L.C. (11)	USA	Holding	88.72%	88.72%	88.71%
Treasury Services S.A. de C.V. (11)	Mexico	Financial Services	88.72%	88.72%	88.71%
APM, S.A. de C.V. (11)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.71%
Acedor, S.A. de C.V. (11)	Mexico	Holding	88.72%	88.72%	88.71%

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2 Basis of presentation (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2011	2010	2009

Empresas Stabilit S.A. de C.V. (12)	Mexico	Holding	—	88.72%	88.71%
Acerus S.A. de C.V. (11)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.71%
Imsa Monclova S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.71%
Ternium Internacional Guatemala S.A. (13)	Guatemala	Selling of steel products	99.98%	88.72%	88.71%
Corporativo Grupo Imsa S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.71%
Ternium USA Inc. (11)	USA	Manufacturing and selling of steel products	88.72%	88.72%	88.71%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (14)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.36%	44.36%	44.36%
Peña Colorada Servicios S.A. de C.V. (14)	Mexico	Services	44.36%	44.36%	44.36%
Servicios Integrales Nova de Monterrey S.A. de C.V. (15)	Mexico	Medical and Social Services	66.09%	66.09%	66.09%
Ternium Guatemala S.A. (16)	Guatemala	Manufacturing and selling of steel products	—	88.72%	88.71%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	88.18%	88.18%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	88.01%	88.00%
Ternium Internacional El Salvador, S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.91%	88.66%	88.65%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	88.72%	88.71%
Ferrasa S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	—
Perfilamos del Cauca S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	—
Figuraciones S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	—
Siderúrgica de Caldas S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	—
Procesadora de Materiales Industriales S.A.	Colombia	Scrap services company	32.40%	32.40%	—
Recolectora Industrial de Colombia S.A. (18)	Colombia	Scrap services company	—	28.70%	—
Desechos Industriales de Colombia S.A. (18)	Colombia	Scrap services company	—	29.70%	—
Tenigal S. de R.L. de C.V. (19)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	—
Ternium Investments Switzerland AG (3)	Switzerland	Holding	100.00%	100.00%	—
Ternium Internacional S.A. (20)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (21)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

2 Basis of presentation (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2011	2010	2009

Ternium International USA Corporation (21)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (21)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional Perú S.A. (21)	Peru	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A.S. (formerly Ternium Internacional de Colombia S.A.) (21)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (20)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (20)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Engineering & Services S.A. (22)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Argentina S.A.	Argentina	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Mexico S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Ternium Treasury Services S.A. (20)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V. (20)	Netherlands	Financial Services	100.00%	100.00%	100.00%
Ferrasa Panamá, S.A. (23)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	—
Aceros Transformados de Panamá, S.A. (23)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	—
Ternium Investments S.A. (formerly Dirken Company S.A.) (24)	Uruguay	Holding	—	—	100.00%

(1)	Incorporated in the fourth quarter of 2010.

(2)	Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%. Incorporated in the first quarter of 2011.

(3)	Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.

(4)	Indirectly through Ternium Brasil S.A. Total voting rights held: 100.00%. Incorporated during 2010.

(5)	This company was dissolved as of December 27, 2011.

(6)

Since December 27, 2011, indirectly through Ternium Investments S.á.r.l. (85.62%) and Prosid Investments S.C.A. (8.76%). Total voting rights held: 100.00%. Before that, indirectly through Ylopa – Servicos de Consultadoría Lda.

(7)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.

(8)	Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.

(9)	Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%.

(10)	Indirectly through Siderar S.A.I.C., Inversiones Basilea S.A. and Ternium Internacional España S.L.U. Total voting rights held 99.93%.

(11)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.

(12)	Merged with Ternium Mexico S.A. de C.V. during the fourth quarter of 2011.

(13)	Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100%.

(14)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 50.00%. Consolidated under the proportionate consolidation method.

(15)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.

(16)	This company was merged with Ternium Internacional Guatemala, S.A. during the first quarter of 2011.

(17)	Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 54.00%. Incorporated during 2010. (See note 3).

(18)	These companies were sold during the second quarter of 2011.

(19)	Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%. Incorporated during 2010. (See note 29).

(20)	Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.

(21)	Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.

(22)	Indirectly through Ternium Internacional Inc.. Total voting rights held 100.00%.

(23)	Indirectly through Ternium Treasury Services S.A. Total voting rights held: 54.00%. Incorporated during 2010. (See note 3).

(24)	This company was dissolved as of December 6, 2010.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

3 Acquisition of business

Ferrasa S.A.S and Ferrasa Panamá S.A.

On August 25, 2010, Ternium completed the acquisition of a 54% ownership interest in Ferrasa S.A.S., a company organized under the laws of Colombia (“Ferrasa”) through a capital contribution in the amount of USD 74.5 million. Ferrasa has a 100% ownership interest in Sidecaldas S.A.S. (“Sidecaldas”), Figuraciones S.A.S. (“Figuraciones”) and Perfilamos del Cauca S.A.S. (“Perfilamos”), all of which are also Colombian companies. Ternium has also completed the acquisition of a 54% ownership interest in Ferrasa Panamá S.A. (“Ferrasa Panamá”) and its subsidiary Aceros Transformados de Panamá S.A. (“Aceros”) for USD 0.5 million. On the mentioned date the Company obtained control over the assets and liabilities of the acquired companies.

Ferrasa is a long and flat steel products processor and distributor. Sidecaldas is a scrap-based long steel making and rolling facility, with an annual production capacity of approximately 140,000 tons. Figuraciones and Perfilamos manufacture welded steel tubes, profiles and beams. These companies have combined annual sales of approximately 300,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector. Ferrasa Panamá is a long steel products processor and distributor based in Panama, with annual sales of approximately 8,000 tons.

The former controlling shareholders have an option to sell to Ternium, at any time, all or part of their remaining 46% interest in each of Ferrasa and Ferrasa Panamá, and Ternium has an option to purchase all or part of that remaining interest from the former controlling shareholders, at any time after the second anniversary of the closing.

Ferrasa and Ferrasa Panamá contributed revenues of USD 128.0 million and a net loss of USD 1.5 million (net of USD 1.3 million corresponding to non-controlling interests) in the period from August 25, 2010 to December 31, 2010. The fair value and book value of assets and liabilities arising from the transaction are as follows:

September 30,
Fair value
Property, plant and equipment	140,118
Previously recognized goodwill	—
Customer relationships	15,403
Trademarks	4,407
Other contractual rights	4,064
Other intangible assets	42
Inventories	76,771
Cash and cash equivalents	6,593
Deferred tax assets	7,832
Borrowings	(134,120)
Other assets and liabilities, net	15,141
Non-controlling interest in subsidiaries	(236)

Net	136,015
Non-controlling interest	(62,572)
Goodwill	1,557

Total Purchase Consideration	75,000

The Company accounts for the acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values.

The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. Moreover the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact the Company’s future results of operations. The valuations are based on information available at the acquisition date.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

3 Acquisition of business (continued)

Significant judgments and assumptions made regarding the purchase price allocation in the course of the acquisition of Ferrasa and Ferrasa Panamá, included the following:

For valuation of customer relationship the excess earnings method was used, which is based on calculating the present value of the future cash flows of the future economic benefits during the remaining useful life attributable to the customer base. Customer relationships are being amortized over an estimated useful life of 10 years.

For the valuation of brands, the relief-from-royalty method was applied, both with the value that a third party would have paid for these trademarks. The expected amortization of these assets is determined on the basis of the expected benefit the asset provides the entity (e.g. expected decline in value). For valuation of the other contractual rights, the postulated loss of income method was used. Both intangible assets are being amortized over an estimated useful life of 10 years.

The valuation of acquired intangible assets is to a great extent based on anticipated cash flows. Nevertheless it is possible that actual outcomes could vary significantly from such estimated future cash flows.

For property, plant and equipment, fair values were derived from expert appraisals.

The valuation of inventories at the date of acquisition was based on the corresponding selling price less estimated costs of completion or estimated costs to make the sale.

The excess of the purchase price for Ferrasa and Ferrasa Panamá over the estimated fair values of the net assets acquired is recorded as goodwill amounting to USD 1.6 million as of August 25, 2010. Goodwill derives mainly from the fair value of the going concern element of the acquiree.

The Company has chosen to recognize the non-controlling interest at its proportionate share in net identifiable assets acquired.

Acquisition related costs are included in the income statement.

Pro forma data for the acquisitions

Had the Ferrasa transaction been consummated on January 1, 2010, unaudited pro forma net sales and net loss totaling USD 336 million and USD 4 million, respectively, would have been included in Ternium’s financial statements for the year ended December 31, 2010. These pro forma results were prepared based on unaudited accounting records maintained prior to such transaction and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the transaction as described above.

4 Accounting policies

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2010.

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a) Group accounting

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Joint ventures

The Company reports its interests in jointly controlled entities using proportionate consolidation. The Company’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities are combined on a line-by-line basis with similar items in the Company’s financial statements.

Where the Company transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the Company’s interest in the joint venture.

(3) Associated companies

Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

(b) Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional and presentation currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing rate of each statement of financial position;

(ii)	income and expenses for each income statement are translated at average exchange rates; and

(iii)	all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in “Other financial income (expenses), net” in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. Ternium had no such assets or liabilities for any of the periods presented.

(c) Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit or loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading;

•

Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2011 and 2010, there are no instruments classified under this category;

•	Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

•

Available-for-sale (“AFS”) financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income (“OCI”) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2011 and 2010, there are no instruments classified under this category;

•	Other financial liabilities: measured at amortized cost using the effective interest method.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The Company first assesses whether objective evidence of impairment exists.

For loans and receivables category and for held-to-maturity investments, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial Risk management”.

(d) Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

September 30,
Land	No Depreciation
Buildings and improvements	10-45 years
Production equipment	5-20 years
Vehicles, furniture and fixtures and other equipment	5-10 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets’ useful lives are reviewed, and adjusted if appropriate, at each year end.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (f) “Impairment”).

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

(e) Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining concessions

Mining license was recognized as a separate intangible asset upon the acquisition of the investment in Mexico and comprises the right to exploit the mines and is recognized at its fair value at acquisition date less accumulated amortization.

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50- year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2011 and 2010, is approximately 9% per year.

(3) Exploration costs

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration activities and leasehold acquisition costs are capitalized until the determination of reserves is evaluated. If it is determined that commercial discovery has not been achieved, these costs are charged to expense. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Property, Plant and Equipment or Intangible Assets according to the nature of the expenditure and amortization starts. Exploration costs are tested for impairment annually. No impairment losses have been recorded for any of the years presented.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3 (revised), goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units (“CGU”) for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

As of December 31, 2011, the carrying amount of goodwill allocated to the Mexico CGU was USD 662.3 million, while the carrying amount of goodwill allocated to other CGUs totaled USD 1.5 million.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2011, 2010 and 2009 totaled USD 8.8 million, USD 5.7 million and USD 6.0 million, respectively.

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 (revised) and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Customer relationships are amortized using the straight-line method over a useful life of approximately 10 years.

(7) Trademarks acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

(f) Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU’s activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate with no growth increase. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

Cash flows are discounted at post-tax rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium’s weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2011, the discount rate used to test goodwill allocated to Mexico CGU for impairment was 11.4%.

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

At December 31, 2009, an impairment provision over the agreement with Corus recognized as intangible assets, was recorded for the amount of USD 27.0 million. See note 25 (ii). At December 31, 2011 and 2010, no impairment provisions were recorded.

(g) Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments is recognized in Other financial income (expenses), net in the income statement. The fair value of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.

(h) Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out “FIFO” method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier’s invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including stripping costs, depreciation of fixed assets related to the mining activity and amortization of mine exploration costs for those under-production mines.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (x) (4)).

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

(i) Trade receivables and other receivables

Trade and other receivables are carried at face value less an allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value.

A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognized in the income statement.

(j) Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

(k) Non current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2011 and 2010 totals USD 10.4 million and USD 10.0 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l) Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

Capitalized costs for issue of debt are amortized over the life of their respective debt.

(m) Income taxes – current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

(n) Employee liabilities

(1) Pension obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at year end, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provides a benefit equivalent to the capital accumulated with the company’s contributions, which are provided as a match of employees’ contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Siderar implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of terminations of the employment relationship due to certain specified events, including retirement. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.

(2) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3) Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

As of December 31, 2011 and 2010, the outstanding liability corresponding to the Program amounts to USD 12.5 million and USD 10.8 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2011 and 2010, is USD 15.1 million and USD 12.6 million, respectively.

(4) Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee’s salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(o) Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium’s estimates of the outcomes of these matters and the advice of Ternium’s legal advisors.

(p) Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(q) Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.

Interest income is recognized on an effective yield basis.

(r) Borrowing Costs

Beginning on January 1, 2009, and as required by IAS 23 revised, Ternium capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2011, the capitalized borrowing costs are not material.

(s) Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(t) Removal of waste materials to access mineral deposits

Stripping costs (the costs associated with the removal of overburden and other waste materials) that are incurred during the development of a mine (pre-production stripping costs) are expensed when incurred, while post-production stripping costs are included in the cost of the inventory produced (that is extracted) at each mine individually during the period they are incurred.

(u) Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 26).

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

(v) Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2011, the effective portion of designated cash flow hedges amounts to USD 14.9 million (net of taxes for USD 2.9 million) and is included under “changes in the fair value of derivatives classified as cash flow hedges” line item in the statement of comprehensive income (see Note 32 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 34 “Financial risk management”.

(w) Segment information

Reportable operating segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others. The Company is not aggregating any operating segments in order to arrive at its reportable segments.

The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.

The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.

The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.

(x) Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1) Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium’s weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2011 was 11.4% and no impairment charge resulted from the impairment test performed.

(2) Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3) Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company’s liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 15.3 million and USD 16.1 million as of December 31, 2011 and 2010, respectively.

(4) Allowance for obsolescence of supplies and spare parts and slow-moving inventory

Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging. In connection with supplies and spare parts, the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.

As of December 31, 2011 and 2010, the Company recorded no allowance for net realizable value and USD 60.5 million and USD 68.2 million, respectively, as allowance for obsolescence.

During 2011 and 2010, no charges were recorded in connection with net realizable value allowance. Charges to mark the inventory to net realizable value in 2009 were USD 127.6 million. Of this amount, USD 82.8 million in 2009 corresponded to inventories for shipments to the North America region, while USD 44.8 million in 2009 corresponded to inventories for exports within the South and Central America region.

The additions to the allowance for net realizable value recorded during 2009 responded to the steep fall of steel prices as a result of the global financial crisis that began in 2008. Beginning in the second half of 2008 up to the first half of 2009 average prices of flat steel products decreased 41%. Accordingly, inventory values were compared to their estimated net selling prices and written down when the selling prices were lower than historical costs. This was the case of inventories produced from third-party slabs in Mexico and certain raw materials in Argentina that had been acquired at market prices in force prior to the beginning of the global financial crisis.

(5) Valuation of the Sidor financial asset

The Sidor financial asset recorded as a result of the nationalization of Sidor was treated as a receivable and valued at its amortized cost using the applicable effective interest rate. The discount rate used to measure this receivable at amortized cost was estimated on the basis of management’s best estimate of market rates adjusted to reflect specific risks.

The initial measurement of the receivable and its subsequent measurements until November 8, 2010, were performed on the basis of its discounted amount using an annual discount rate of 14.36%. This discount rate was estimated on the basis of the yield (13.3%) of Venezuelan sovereign debt with maturities similar to that of the receivable held by Ternium against CVG; however, as the Venezuelan sovereign debt with similar maturities was governed by New York law, while the receivable with CVG was governed by Venezuelan law, the discount rate was further adjusted to adequately reflect the specific risk of Ternium’s receivable. After the rescheduling of the last unpaid installment agreed on December 18, 2010, the annual discount rate used to measure the receivable was estimated at 6.28%, on the basis of the specific risks associated to the third-party promissory notes received as guarantee for full payment of CVG obligations.

For further information on the Sidor nationalization and the rescheduling of the related receivable, refer to Note 27.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

4 Accounting policies (continued)

(6) Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:

• whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

• whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;

• whether the carrying amount of the net assets of the entity is more than its market capitalization;

• whether evidence is available of obsolescence or physical damage of an asset.

• whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

• whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

None of the Company’s CGUs were tested for impairment, other than for goodwill test (see note 4 (x) (1)), in 2011 and 2010, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible.

(7) Allowances for doubtful accounts

Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party´s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2011 and 2010, allowance for doubtful accounts totals USD 16.1 million and USD 17.2 million, respectively.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5 Segment information

Reportable operating segments

	Year ended December 31, 2011
	Flat steel products	Long steel products	Other	Unallocated	Total

Net sales	7,792,045	1,217,877	147,276	—	9,157,198
Cost of sales	(6,138,685)	(864,522)	(91,045)	—	(7,094,252)

Gross profit	1,653,360	353,355	56,231	—	2,062,946

Selling, general and administrative expenses	(673,363)	(96,832)	(15,966)	—	(786,161)
Other operating income (expenses), net	(14,912)	3,247	99	—	(11,566)

Operating income	965,085	259,770	40,364	—	1,265,219

Capital expenditures — PP&E	470,641	70,181	12,528	—	553,350
Depreciation — PP&E	300,795	31,468	6,284	—	338,547

Segment assets
Inventories, net	1,870,523	239,060	27,441	—	2,137,024
Trade receivables, net	588,371	143,255	10,902	—	742,528
Property, plant and equipment, net	3,591,733	389,820	51,122	—	4,032,675
Intangible assets, net	868,978	72,629	44,465	—	986,072
Assets — discontinued operations				136,294	136,294
Other assets				2,711,981	2,711,981

	Year ended December 31, 2010
	Flat steel products	Long steel products	Other	Unallocated	Total

Net sales	6,376,380	833,137	172,487	—	7,382,004
Cost of sales	(4,932,551)	(633,958)	(98,745)	—	(5,665,254)

Gross profit	1,443,829	199,179	73,742	—	1,716,750

Selling, general and administrative expenses	(585,746)	(62,419)	(17,141)	—	(665,306)
Other operating income (expenses), net	2,887	(506)	112	—	2,493

Operating income	860,970	136,254	56,713	—	1,053,937

Capital expenditures — PP&E	272,623	38,123	6,172	—	316,918
Depreciation — PP&E	285,755	20,851	6,214	—	312,820

Segment assets
Inventories, net	1,804,896	117,721	30,773	—	1,953,390
Trade receivables, net	514,521	121,872	27,109	—	663,502
Property, plant and equipment, net	3,831,181	378,212	53,503	—	4,262,896
Intangible assets, net	1,004,680	75,504	49,164	—	1,129,348
Assets — discontinued operations				257,988	257,988
Other assets				2,845,207	2,845,207

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5 Segment information (continued)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Year ended December 31, 2009
	Flat steel products	Long steel products	Other	Unallocated	Total

Net sales	4,249,979	572,900	136,104	—	4,958,983
Cost of sales	(3,634,854)	(392,983)	(82,533)	—	(4,110,370)

Gross profit	615,125	179,917	53,571	—	848,613

Selling, general and administrative expenses	(477,067)	(40,739)	(13,724)	—	(531,530)
Other operating income (expenses), net	(21,303)	414	189	—	(20,700)

Operating income	116,755	139,592	40,036	—	296,383

Capital expenditures—PP&E	178,425	10,270	1,983	—	190,678
Depreciation—PP&E	287,177	19,017	6,786	—	312,980

Segment assets
Inventories, net	1,219,347	102,423	28,798	—	1,350,568
Trade receivables, net	349,230	60,825	27,780	—	437,835
Property, plant and equipment, net	3,724,825	263,461	52,129	—	4,040,415
Intangible assets, net	977,552	60,795	47,065	—	1,085,412
Assets—discontinued operations				964,359	964,359
Other assets				2,414,084	2,414,084

Geographical information

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States and Mexico. The South and Central American area comprises principally Argentina, Colombia, Paraguay, Guatemala, Costa Rica, Uruguay, Dominican Republic and Honduras.

	September 30,	September 30,	September 30,	September 30,
	Year ended December 31, 2011
	South and Central America	North America	Europe and other	Total

Net sales	4,015,858	5,085,227	56,113	9,157,198
Segment assets
Trade receivables, net	237,910	496,506	8,112	742,528
Property, plant and equipment , net	1,392,065	2,639,229	1,381	4,032,675
Intangible assets, net	50,438	935,634	—	986,072

Capital expenditures—PP&E	201,849	350,524	977	553,350
Depreciation—PP&E	141,352	197,067	128	338,547

	September 30,	September 30,	September 30,	September 30,
	Year ended December 31, 2010
	South and Central America	North America	Europe and other	Total

Net sales	3,057,676	4,208,617	115,711	7,382,004
Segment assets
Trade receivables, net	192,723	456,433	14,346	633,502
Property, plant and equipment , net	1,437,417	2,825,370	109	4,262,896
Intangible assets, net	54,443	1,074,905	—	1,129,348

Capital expenditures—PP&E	182,845	134,027	46	316,918
Depreciation—PP&E	118,774	194,029	17	312,820

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

5 Segment information (continued)

	September 30,	September 30,	September 30,	September 30,
	Year ended December 31, 2009
	South and Central America	North America	Europe and other	Total

Net sales	1,782,446	2,976,938	199,599	4,958,983
Segment assets
Trade receivables, net	116,231	318,466	3,138	437,835
Property, plant and equipment , net	1,297,289	2,743,045	81	4,040,415
Intangible assets, net	36,188	1,049,224	—	1,085,412

Capital expenditures—PP&E	117,583	73,044	51	190,678
Depreciation—PP&E	111,895	201,071	14	312,980

Revenues by product

	September 30,	September 30,	September 30,
	Year ended December 31,
	2011	2010	2009

Semi-finished (1)	—	29	11,389
Hot rolled	2,749,607	2,264,308	1,214,349
Cold rolled	1,458,875	1,213,813	837,798
Coated (2)	2,926,291	2,410,809	1,846,967
Roll-formed and tubular (3)	657,272	487,421	339,476

Flat steel products	7,792,045	6,376,380	4,249,979

Semi-finished (4)	91,955	147,282	30,835
Hot rolled (5)	1,125,922	685,855	542,065

Long steel products	1,217,877	833,137	572,900

TOTAL STEEL PRODUCTS	9,009,922	7,209,517	4,822,879

Other products	147,276	172,487	136,104

TOTAL SALES	9,157,198	7,382,004	4,958,983

(1)	Semi-finished includes slabs.

(2)	Coated includes hot-dipped galvanized, electrogalvanized, pre-painted, tin plate and tin-free steel.

(3)	Roll-formed and tubular includes steel pipes, tubular products, beams, insulated panels, roofing and cladding, roof tiles and steel decks.

(4)	Semi-finished includes billets and round bars.

(5)	Hot rolled includes wire rod, bars and stirrups.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

6 Cost of sales

	September 30,	September 30,	September 30,
	Year ended December 31,
	2011	2010	2009

Inventories at the beginning of the year	1,953,390	1,350,568	1,826,547
Acquisition of business (Note 3)	—	76,771	—
Translation differences	(229,685)	28,621	(46,857)
Plus: Charges for the year
Raw materials and consumables used and other movements	5,933,893	4,763,000	2,473,327
Services and fees	246,364	197,873	126,325
Labor cost	577,101	496,961	378,558
Depreciation of property, plant and equipment	323,210	295,504	308,156
Amortization of intangible assets	16,557	19,453	14,462
Maintenance expenses	348,721	342,529	221,175
Office expenses	6,678	6,662	4,997
Freight and transportation	56,035	36,892	32,846
Insurance	7,032	7,530	9,256
Charge (Recovery) of obsolescence allowance	6,121	11,710	(7,556)
Valuation allowance	—	—	127,553
Recovery from sales of scrap and by-products	(40,532)	(40,654)	(27,326)
Others	26,391	25,224	19,475

Less: Inventories at the end of the year	(2,137,024)	(1,953,390)	(1,350,568)

Cost of Sales	7,094,252	5,665,254	4,110,370

7 Selling, general and administrative expenses

	September 30,	September 30,	September 30,
	Year ended December 31,
	2011	2010	2009

Services and fees (1)	71,091	60,874	46,923
Labor cost	180,650	153,807	150,914
Depreciation of property plant and equipment	15,337	17,316	4,824
Amortization of intangible assets	50,738	51,027	57,663
Maintenance expenses	17,730	11,113	6,858
Taxes	120,264	89,412	65,889
Office expenses	32,973	29,567	26,134
Freight and transportation	269,630	232,184	156,520
Increase (Decrease) of allowance for doubtful accounts	322	(393)	(1,635)
Others	27,426	20,399	17,440

Selling, general and administrative expenses	786,161	665,306	531,530

(1)

Includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries during the year ended December 31, 2011 that amounted to USD 3,776, including USD 3,281 for audit services, USD 447 for audit-related services, USD 24 for tax services and USD 24 for all other services.

8 Labor costs (included in cost of sales, selling, general and administrative expenses)

	September 30,	September 30,	September 30,
	Year ended December 31,
	2011	2010	2009

Wages, salaries and social security costs	687,877	594,909	450,828
Termination benefits	38,786	27,872	55,358
Pension benefits (Note 22 (i))	31,088	27,987	23,286

Labor costs	757,751	650,768	529,472

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

9 Other operating (expenses) income, net

	September 30,	September 30,	September 30,
	Year ended December 31,
	2011	2010	2009

Results from the sale of sundry assets	(4,169)	(4,681)	(2,121)
Provision for legal claims and other matters (Note 20 and 25 (ii))	(29,932)	(5,543)	(4,614)
Fees related to the repurchase of shares from Usiminas (Note 30)	10,200	—	—
Impairment charge (Note 25 (ii))	—	—	(27,022)
Others	12,335	12,717	13,057

Other operating (expenses) income, net	(11,566)	2,493	(20,700)

10 Other financial (expenses) income, net

	September 30,	September 30,	September 30,
	Year ended December 31,
	2011	2010	2009

Net foreign exchange (loss) gain	(236,362)	123,690	83,057
Change in fair value of financial instruments	7,968	1,545	10,607
Debt issue costs	(5,078)	(4,562)	(5,149)
Others	(6,525)	(5,561)	(6,876)

Other financial (expenses) income, net	(239,997)	115,112	81,639

11 Income tax expense

Income tax

Income tax expense for each of the years presented is as follows:

	September 30,	September 30,	September 30,
	Year ended December 31,
	2011	2010	2009

Current tax	(368,378)	(410,041)	(124,647)
Deferred tax (Note 21)	41,285	(1,035)	(24,812)
Deferred tax – effect of changes in tax rates	—	—	(11,216)
Effect of change in fair value of cash flow hedge	6,701	4,419	9,112
Recovery of income tax (1)	4,417	—	60,249

Income tax expense	(315,974)	(406,657)	(91,314)

(1)	Represents gains recorded in 2011 and 2009 for several income tax claims filed against the tax authorities for which definitive favorable rulings were obtained in such years.

Income tax expense for the years ended December 31, 2011, 2010 and 2009 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	September 30,	September 30,	September 30,
	Year ended December 31,
	2011	2010	2009

Income before income tax	965,882	1,186,127	430,415

Income tax expense at statutory tax rate	(292,300)	(366,992)	(92,662)
Non taxable income	5,929	2,797	1,940
Non deductible expenses	(28,568)	(38,132)	(41,085)
Unrecognized tax losses	(5,452)	(4,330)	(8,540)
Recovery of income tax	4,417	—	60,249
Effect of changes in tax rate	—	—	(11,216)

Income tax expense	(315,974)	(406,657)	(91,314)

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

12 Property, plant and equipment, net

	Year ended December 31, 2011
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	489,750	1,799,404	4,181,696	152,280	318,330	37,148	6,978,608
Translation differences	(59,328)	(158,079)	(409,796)	(12,920)	(51,784)	(2,955)	(694,862)
Additions	46,565	2,514	13,760	4,359	482,981	3,171	553,350
Disposals / Consumptions	—	(10,412)	(10,563)	(3,942)	(1,315)	(133)	(26,365)
Transfers	—	86,869	106,692	6,749	(200,310)	—	—

Values at the end of the year	476,987	1,720,296	3,881,789	146,526	547,902	37,231	6,810,731
Depreciation
Accumulated at the beginning of the year	—	(611,089)	(1,975,650)	(127,363)	—	(1,610)	(2,715,712)
Translation differences	—	53,672	195,284	10,570	—	129	259,655
Depreciation charge	—	(96,190)	(232,395)	(9,393)	—	(569)	(338,547)
Disposals / Consumptions	—	4,787	9,474	2,250	—	37	16,548

Accumulated at the end of the year	—	(648,820)	(2,003,287)	(123,936)	—	(2,013)	(2,778,056)

At December 31, 2011	476,987	1,071,476	1,878,502	22,590	547,902	35,218	4,032,675

	Year ended December 31, 2010
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	424,722	1,511,825	4,024,494	149,214	387,721	32,590	6,530,566
Translation differences	20,717	(18,926)	43,439	(4,097)	(7,566)	(1,522)	32,045
Acquisition of business	26,041	41,217	67,280	4,070	1,510	—	140,118
Additions	18,270	5,575	2,730	1,955	282,139	6,249	316,918
Disposals / Consumptions	—	(3,616)	(34,111)	(2,381)	(762)	(169)	(41,039)
Transfers	—	263,329	77,864	3,519	(344,712)	—	—

Values at the end of the year	489,750	1,799,404	4,181,696	152,280	318,330	37,148	6,978,608
Depreciation
Accumulated at the beginning of the year	—	(554,581)	(1,809,902)	(124,455)	—	(1,213)	(2,490,151)
Translation differences	—	20,341	29,192	4,128	—	54	53,715
Depreciation charge	—	(78,000)	(225,866)	(8,464)	—	(490)	(312,820)
Disposals / Consumptions	—	1,151	30,926	1,428	—	39	33,544

Accumulated at the end of the year	—	(611,089)	(1,975,650)	(127,363)	—	(1,610)	(2,715,712)

At December 31, 2010	489,750	1,188,315	2,206,046	24,917	318,330	35,538	4,262,896

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

13 Intangible assets, net

	Year ended December 31, 2011
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	118,784	109,809	31,688	324,670	81,023	750,127	1,416,101
Translation differences	(14,399)	(14,981)	(3,019)	(34,349)	(7,358)	(86,321)	(160,427)
Additions	34,345	—	13,648	—	—	—	47,993
Transfers	—	16,493	(16,493)	—	—	—	—

Values at the end of the year	138,730	111,321	25,824	290,321	73,665	663,806	1,303,667
Depreciation
Accumulated at the beginning of the year	(82,741)	(47,600)	—	(108,711)	(47,701)	—	(286,753)
Translation differences	8,437	6,635	—	15,032	6,349	—	36,453
Depreciation charge	(11,455)	(9,884)	—	(31,625)	(14,331)	—	(67,295)

Accumulated at the end of the year	(85,759)	(50,849)	—	(125,304)	(55,683)	—	(317,595)

At December 31, 2011	52,971	60,472	25,824	165,017	17,982	663,806	986,072

	Year ended December 31, 2010
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	98,736	103,909	20,812	288,414	73,358	708,643	1,293,872
Translation differences	(363)	5,900	1,412	14,795	3,258	39,927	64,929
Acquisition of business	42	—	—	19,467	4,407	1,557	25,473
Additions	20,369	—	10,843	1,994	—	—	33,206
Disposals / Consumptions	—	—	(1,379)	—	—	—	(1,379)

Values at the end of the year	118,784	109,809	31,688	324,670	81,023	750,127	1,416,101
Depreciation
Accumulated at the beginning of the year	(66,363)	(35,568)	—	(74,474)	(32,055)	—	(208,460)
Translation differences	690	(2,215)	—	(4,390)	(1,898)	—	(7,813)
Depreciation charge	(17,068)	(9,817)	—	(29,847)	(13,748)	—	(70,480)

Accumulated at the end of the year	(82,741)	(47,600)	—	(108,711)	(47,701)	—	(286,753)

At December 31, 2010	36,043	62,209	31,688	215,959	33,322	750,127	1,129,348

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

14 Investments in associated companies

	September 30,	September 30,
	As of December 31,
	2011	2010
At the beginning of the year	8,212	6,577

Translation adjustment	(124)	(53)
(Disposals)/Acquisitions	(70)	302
Dividends received from associated companies	—	(302)
Equity in earnings of associated companies	1,293	1,688

At the end of the year	9,311	8,212

The principal associated companies, all of which are unlisted, are:

	September 30,	September 30,	September 30,	September 30,	September 30,
Company	Country of incorporation	Voting rights at December 31,		Value at December 31,
		2011	2010	2011	2010

Lomond Holdings BV. (1)	Netherlands	50.00%	50.00%	7,299	6,635
Finma S.A.I.F. (2)	Argentina	33.33%	33.33%	1,429	1,200
Arhsa S.A. (2)	Argentina	33.33%	33.33%	379	176
Techinst S.A. (3)	Argentina	33.33%	33.33%	204	126
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (4)	Argentina	—	38.89%	—	75

				9,311	8,212

(1)

Holding Company. Indirectly through the participation in Ternium Investments Switzerland A.G. since December 7, 2011. Prior to this date and since August 9, 2010, the participation was held by Ternium Treasury Services S.A. and prior to August 9, 2010, it was held by Ternium Procurement S.A.

(2)	Consulting and financial services. Indirectly through the participation in Siderar.

(3)	Consulting and financial services. Indirectly through the participation in Ternium Treasury Services S.A..

(4)	Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar.

15 Other investments, net – Non-current

	September 30,	September 30,
	As of December 31,
	2011	2010
Time deposits with related parties (i) (Note 28)	—	18,086
Investments in debt instruments	13,900	17,227
Others	187	262

Other investments, net – Non-current	14,087	35,575

(i)	The Company held a savings fund denominated in U.S. dollars until the fourth quarter of 2011.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

16 Receivables, net – Non-current and Current

	September 30,	September 30,
	As of December 31,
	2011	2010
Receivables with related parties (Note 28)	197	285
Employee advances and loans	8,163	8,821
Advances to suppliers for the purchase of property, plant and equipment	98,455	21,125
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 28)	290	1,548
Tax credits	12,582	18,369
Others	4,514	6,323

Receivables, net – Non-current	124,201	56,471

	September 30,	September 30,
	As of December 31,
	2011	2010
Value added tax	14,455	26,169
Tax credits	46,059	26,806
Employee advances and loans	9,128	10,465
Advances to suppliers	8,289	4,815
Advances to suppliers with related parties (Note 28)	955	552
Expenses paid in advance	7,145	3,695
Government tax refunds on exports	3,092	9,263
Receivables with related parties (Note 28)	286	548
Others	16,182	12,260

Receivables, net – Current	105,591	94,573

17 Trade receivables, net – Non-current and Current

	September 30,	September 30,
	As of December 31,
	2011	2010
Trade receivables	7,672	354
Allowance for doubtful accounts (Note 20)	(146)	(354)

Trade receivables, net – Non-current	7,526	—

	September 30,	September 30,
	As of December 31,
	2011	2010
Current accounts	720,667	669,403
Trade receivables with related parties (Note 28)	30,337	10,959
Allowance for doubtful accounts (Note 20)	(16,002)	(16,860)

Trade receivables, net – Current	735,002	663,502

18 Inventories, net

	September 30,	September 30,
	As of December 31,
	2011	2010
Raw materials, materials and spare parts	593,903	523,832
Goods in process	1,055,934	998,552
Finished goods	414,614	415,985
Goods in transit	133,033	83,214
Obsolescence allowance (Note 20)	(60,460)	(68,193)

Inventories, net	2,137,024	1,953,390

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

19 Cash, cash equivalents and other investments

	September 30,	September 30,
	As of December 31,
	2011	2010
(i) Other investments
Deposits with maturity of more than three months	281,676	848,400

(ii) Cash and cash equivalents
Cash and banks	115,585	98,811
Restricted cash	248	12,343
Deposits with maturity of less than three months	2,042,758	1,668,262

Cash and cash equivalents	2,158,591	1,779,416

20 Allowances and Provisions – Non-current and Current

	September 30,	September 30,
	Deducted from assets	Liabilities
Provisions and allowances - Non-current	Allowance for doubtful accounts	Legal claims and other matters
Year ended December 31, 2011
Values at the beginning of the year	354	16,144
Translation differences	(23)	(2,228)
Additions	—	31,289
Reversals	(185)	(1,357)
Uses	—	(28,508)

At December 31, 2011	146	15,340

Year ended December 31, 2010
Values at the beginning of the year	416	18,913
Translation differences	(18)	(290)
Additions	—	6,721
Reversals	(44)	(1,178)
Uses	—	(8,022)

At December 31, 2010	354	16,144

	September 30,	September 30,
	Deducted from assets
Provisions and allowances—Current	Allowance for doubtful accounts	Obsolescence allowance
Year ended December 31, 2011
Values at the beginning of the year	16,860	68,193
Translation differences	(1,103)	(7,385)
Acquisition of business	—	—
Reversals	(2,133)	(26,261)
Additions	2,640	32,382
Uses	(262)	(6,469)

At December 31, 2011	16,002	60,460

Year ended December 31, 2010
Values at the beginning of the year	16,310	58,153
Translation differences	(460)	1,911
Acquisition of business	4,168	1,290
Reversals	(3,885)	(17,719)
Additions	3,536	29,429
Uses	(2,809)	(4,871)

At December 31, 2010	16,860	68,193

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

21 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	September 30,	September 30,
	Year ended December 31,
	2011	2010
At beginning of the year	(865,355)	(857,297)

Translation differences	83,172	(14,855)
Acquisition of business	—	7,832
Deferred tax credit (charge)	41,285	(1,035)

At end of the year	(740,898)	(865,355)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:

	September 30,	September 30,	September 30,	September 30,	September 30,
Deferred tax liabilities	Fixed assets	Inventories	Intangible assets	Other	Total at December 31, 2011

At beginning of year	(682,027)	(70,498)	(81,161)	(169,373)	(1,003,059)

Translation differences	67,654	7,975	8,832	12,430	96,891
Income statement credit (charge)	27,936	10,718	10,596	(12,965)	36,285

At end of year	(586,437)	(51,805)	(61,733)	(169,908)	(869,883)

	September 30,	September 30,	September 30,	September 30,	September 30,
Deferred tax assets	Provisions	Trade Receivables	Tax losses (1)	Other	Total at December 31, 2011

At beginning of year	66,626	7,971	22,210	40,897	137,704

Translation differences	(6,037)	(1,531)	(3)	(6,148)	(13,719)
Income statement credit (charge)	409	2,363	(6,328)	8,556	5,000

At end of year	60,998	8,803	15,879	43,305	128,985

(1)

As of December 31, 2011, the recognized tax losses amount to USD 15,879 and the net unrecognized deferred tax assets amount to USD 17,885. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

The amounts shown in the statement of financial position include the following:

	September 30,	September 30,
	As of December 31,
	2011	2010
Deferred tax assets to be recovered after more than 12 months	74,202	82,980
Deferred tax liabilities to be settled after more than 12 months	(807,914)	(922,136)

	(733,712)	(839,156)

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

22 Other liabilities – Non-current and Current

	September 30,	September 30,
	As of December 31,
	2011	2010
(i) Other liabilities - Non-current
Termination benefits	4,238	4,877
Pension benefits	155,625	166,812
Related parties (Note 28)	—	507
Other	40,982	29,116

Other liabilities – Non-current	200,845	201,312

Pension benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	September 30,	September 30,
	Year ended December 31,
	2011	2010
Present value of unfunded obligations	251,354	262,366
Unrecognized prior service costs	(3,578)	(3,694)
Unrecognized actuarial losses	(72,253)	(72,946)
Fair value of plan assets	(19,898)	(18,914)

Liability in the statement of financial position	155,625	166,812

The amounts recognized in the consolidated income statement are as follows:

	September 30,	September 30,
	Year ended December 31,
	2011	2010
Current service cost	6,150	4,697
Interest cost	22,030	20,000
Amortization of prior service costs	818	634
Net actuarial losses recognized in the year	2,090	2,656

Total included in labor costs	31,088	27,987

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	September 30,	September 30,
	Year ended December 31,
	2011	2010

At the beginning of the year	166,812	151,562

Transfers, new participants and funding of the plan	(19,321)	(20,412)
Total expense	31,088	27,987
Translation differences	(21,261)	8,473
Contributions paid	(1,693)	(798)

At the end of the year	155,625	166,812

The principal actuarial assumptions used were as follows:

	September 30,	September 30,
	Year ended December 31,
Mexico	2011	2010
Discount rate	8.75%	8.75%
Rate of compensation increase	4.00%	4.00%

	September 30,	September 30,
	Year ended December 31,
Argentina	2011	2010
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

22 Other liabilities (continued)

	September 30,	September 30,
	As of December 31,
	2011	2010
(ii) Other liabilities – Current
Payroll and social security payable	97,536	88,727
Termination benefits	8,547	6,693
Related Parties (Note 28)	4,052	22,017
Others	4,641	6,173

Other liabilities – Current	114,776	123,610

23 Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2011 and 2010 were as follows:

	September 30,	September 30,
	Year ended December 31,
	2011	2010

Contracts with positive fair values:

Foreign exchange contracts	50	212

	50	212

Contracts with negative fair values:

Interest rate swap contracts	(19,264)	(54,675)
Foreign exchange contracts	(10,638)	(102)

	(29,902)	(54,777)

Derivative financial instruments breakdown is as follows:

a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2011, most of the Company’s long-term borrowings were at variable rates.

Ternium Mexico entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt. The notional amount represents 42% of its total exposure as of December 31, 2011.

On February 23, 2007, Ternium Mexico entered into several interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 140 million, in an average range of 4.19% to 6.00%. These agreements are due in March 2012.

On June 18, 2008, Ternium Mexico entered into several knock-in swap agreements in an average swap level of 5.22% and a knock-in level of 2.5%. As of December 31, 2011, the notional amount outstanding is USD 396 million. These agreements are due in July 2012 and have been accounted for as cash flow hedges. Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	September 30,	September 30,	September 30,
	Cash flow hedges
	Gross amount	Income Tax	Total

At December 31, 2009	(46,693)	14,009	(32,684)
(Decrease) / Increase	(19,334)	5,800	(13,534)
Reclassification to income statement	34,063	(10,219)	23,844

At December 31, 2010	(31,964)	9,590	(22,374)

(Decrease) / Increase	(658)	197	(460)
Reclassification to income statement	22,994	(6,898)	16,096

At December 31, 2011	(9,628)	2,889	(6,738)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2011 (amounting to a loss of USD 9.6 million) is expected to be reclassified to the income statements in 2012.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

23. Derivative financial instruments (continued)

b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD.

During 2011, Prosid Investments entered into several forward agreements to manage the exchange rate exposure generated by Siderar’s debt in ARS against USD. The notional amount hedged as of December 31, 2011 was ARS 2.1 billion with an average forward price of 4.67 ARS per USD.

Furthermore, during 2011, Ferrasa Colombia S.A.S. has been hedging the exposure of certain trade receivables denominated in its local currency through non-deliverable forward agreements. As of December 31, 2011, the agreements aggregate notional amount were COP 34.4 billion at an exchange rate of 1,923 COP per USD.

On December 14, 2011, Ternium Mexico S.A. de C.V. entered into a forward agreement over an aggregate notional amount of MXN 627.5 million, at an exchange rate of 13.94 MXN per USD, to manage its operating exposure in MXN. This agreement is due in January 19, 2012.

During December 2011 and in connection with the purchase of the investment in Usiminas (see note 35), both Ternium Investments S.a.r.l., through its Zug branch, and Prosid Investments entered into several non-deliverable forward and forward exchange collar agreements to manage the exchange rate exposure generated by the share purchase agreement in BRL against USD. The notional amount hedged as of December 31, 2011 by Ternium Investments S.a.r.l. and Prosid Investments was BRL 2.9 billion and BRL 1.0 billion, respectively. These agreements are due in January 2012 and have been accounted for as cash flow hedges. As of December 31, 2011, the after-tax cash flow hedge reserve related to these agreements amounted to USD 8.2 million.

The net fair values of the exchange rate derivative contracts as of December 31, 2011 and December 31, 2010 were as follows:

	September 30,	September 30,	September 30,	September 30,
			Fair Value at December 31,
Currencies	Contract	Notional amount	2011	2010

BRL/USD	ND Forward (1)	3.9 billion BRL	(8,902)	—
ARS/USD	Forward	2.1 billion ARS	(1,653)	—
MXN/USD	Forward	0.6 billion MXN	(83)	—
COP/USD	ND Forward	34.4 billion COP	50	—
USD/EUR	Forward	—	—	212
USD/EUR	Cross Currency Swap	—	—	(52)
CRC/USD	ND Forward	—	—	8
GTQ/USD	ND Forward	—	—	(57)

			(10,588)	111

(1)	These foreign exchange contracts were accounted for as cash flow hedges.

USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; MXN: Mexican pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.

24 Borrowings

	September 30,	September 30,
	Year ended December 31,
	2011	2010
(i) Non-current
Bank borrowings	951,469	1,429,278
Less: debt issue costs	(2,974)	(2,704)

	948,495	1,426,574

(ii) Current
Bank borrowings	1,043,977	517,718
Less: debt issue costs	(2,427)	(4,635)

	1,041,550	513,083

Total Borrowings	1,990,045	1,939,657

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

24 Borrowings (continued)

The maturity of borrowings is as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,
	Expected Maturity Date
			2014 and	At December 31, (1)
	2012	2013	thereafter	2011	2010

Fixed Rate	484,996	—	—	484,996	14,206
Floating Rate	556,554	401,791	546,704	1,505,049	1,925,451

Total	1,041,550	401,791	546,704	1,990,045	1,939,657

(1)

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates—which incorporate instruments denominated mainly in US dollars and Argentina pesos and which also include the effect of derivative financial instruments- at year end were as follows:

	September 30,	September 30,
	December 31,
	2011	2010
Bank borrowings	3.42%	3.29%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2011 and 2010, respectively.

Breakdown of borrowings by currency is as follows:

	September 30,	September 30,	September 30,
Currency	Interest rates	December 31,
		2011	2010
USD	Floating	1,357,795	1,786,928
USD	Fixed	1,690	—
ARS	Floating	467	—
ARS	Fixed	460,946	312
BRL	Floating	17,177	12,725
COP	Floating	125,300	125,798
COP	Fixed	—	3,746
CRC	Fixed	6,475	—
GTQ	Fixed	15,885	10,148
MXN	Floating	4,310	—

Total Borrowings		1,990,045	1,939,657

USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; COP: Colombian pesos; CRC: Costa Rican colon; GTQ: Guatemalan quetzales; MXN: Mexican pesos.

On April 6, 2011, the Company’s subsidiary Ternium Mexico, S.A. de C.V. (Ternium Mexico), Crédit Agricole Corporate and Investment Bank, acting as Administrative Agent, and certain banks parties to a loan agreement dated as of July 12, 2007, partially refinanced a syndicated loan facility that had been incurred to finance Ternium’s 2007 acquisition of Grupo Imsa, a company subsequently merged into Ternium Mexico.

The outstanding balance of the facility refinanced amounted to USD 1.0 billion. As part of the refinancing, the final maturity date of bank loans in a principal amount of USD 0.8 billion was extended to July 23, 2014 (with the extended loans being payable in four consecutive and equal semi-annual installments commencing on January 26, 2013), and the applicable margin structure for the extended loans was amended. On July 26, 2012, Ternium Mexico will repay the remaining USD 0.2 billion principal amount of the loans that was not refinanced.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

25 Contingencies, commitments and restrictions on the distribution of profits

Ternium is involved in litigation arising from time to time in the ordinary course of business. The Company recorded a provision for those cases in which there is a probable cash outflow and the outcome can be reliably estimated. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation would be material to Ternium’s consolidated financial position, results of operations or liquidity.

(i) Tax claims

(a) Siderar. AFIP – Income tax claim for fiscal years 1995 to 1999

The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 18.7 million as of December 31, 2011.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, there are reasons that would likely result in a favorable ruling for the Company.

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by the Company and the AFIP.

On June 10, 2010 the Company was notified of a ruling issued by the Court of Appeals in federal administrative law which mainly resulted in favor of the Company. The ruling was appealed both by the Company and the AFIP.

Based on the above, the Company recognized a provision amounting to USD 2.0 million as of December 31, 2011 as management considers there could be a potential cash outflow.

(b) Ternium Mexico. SAT – Income tax claim for fiscal year 2004

On January 26, 2012, the Mexican tax authorities notified Ternium Mexico and its subsidiary Acerus S.A. de C.V. of a tax assessment that challenges the value attributed by a predecessor of Acerus to a capital reduction made in 2004 (i.e., prior to the Company’s investment in Ternium Mexico’s predecessor Grupo Imsa in 2007) and assesses an income tax deficiency. The tax authorities assert that the capital reduction should have been valued at a price significantly higher than the value attributed at the time by the shareholder. The proposed assessment represents an estimated contingency of MXN 4,092 Million (approximately USD 293 million) at December 31, 2011, in taxes and penalties. The Company will appeal this assessment before the Mexican tax authorities and ultimately the tax courts and believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 93.6 million and is due to terminate in 2018.

(b) Siderar, within the investment plan to increase its production capacity, has entered into several commitments to acquire new production equipment for a total consideration of USD 117.3 million.

(c) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 59.0 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 116.1 million to satisfy the requirements through 2025 of a new separation facility to be constructed as part of Siderar’s expansion plan. As a result of the several global crisis that began in 2008 and the uncertainties surrounding the evolution of steel demand in the domestic and global markets, the parties engaged in discussions for the renegotiation of the contract. In February 2011, Siderar and Air Liquide Argentina reached agreement on the terms of the renegotiation; the obligations of the parties under the agreement related to the new separation facility were suspended through March 31, 2012, and Siderar agreed to purchase from Air Liquide Argentina certain equipment for an aggregate amount of approximately USD 21.4 million (as of December 31, 2011, Siderar paid advances in an amount of USD 12.6 million). If Siderar were to resume its expansion plan on or prior to March 31, 2012, Air Liquide Argentina would be required to repurchase that equipment, and all of the parties’ obligations under the contract would be reinstated; otherwise, all rights and obligations relating to the new separation plant and the related supply of gases would terminate automatically on March 31, 2012, and Siderar would be required to pay to Air Liquide Argentina an aggregate amount currently estimated at USD 12.0 million.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

25 Contingencies, commitments and restrictions on the distribution of profits (continued)

(d) Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 948.4 million to be expended during the next 3 years.

(e) The production process of Ternium Mexico’s (former Hylsa’s plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply to four of Mexico’s plants of a contracted electrical demand of 111.2 MW, for a contracted amount of USD 0.9 billion, which is due to terminate in 2027. There are no penalties if consumption is lower in 30 MW per year. This contract effectively started on April 30, 2002, and currently supplies approximately 26% of Ternium Mexico’s electricity needs.

(f) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 221 million and the contract will terminate in 2018.

(g) Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International Investment Holding and Donkuk Steel Mill Co., were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited (now Tata Steel UK Limited) dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers could be required to purchase, in the aggregate, approximately 78% of the steel slab production of Corus’ former Teesside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year, of the total production.

In addition, the off-takers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).

On April 7, 2009, Ternium Procurement S.A., together with the other off-takers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the off-takers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the off-takers and Ternium Mexico (as guarantor of Ternium Procurement’s obligations) seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus did not quantify but stated that would exceed USD 150 million (approximately USD 29.7 million in the case of Ternium Procurement), the maximum aggregate cap on liability that the off-takers would have under the off-take framework agreement (a limitation that Corus disputed). In addition, Corus threatened to submit to arbitration further claims in tort against the off-takers, and also threatened to submit such claims against certain third-parties to such agreements, including the Company. The off-takers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD 150 million.

On May 12, 2009, Corus, by a letter from its lawyers, alleged that the off-takers’s termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged off-takers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the off-takers and adding to its claims the payment of punitive or exemplary damages.

On December 21, 2010, the arbitration tribunal issued a partial final award where it held that the off-takers had invalidly terminated the off-take agreements. The tribunal also held that the maximum aggregate USD 150 million liability cap (out of which approximately USD 29.7 million corresponds to Ternium Procurement) provided in the off-take framework agreement applied to all of Corus’s claims against the off-takers, including tort as well as contract claims. The tribunal formally admitted new claims and counterclaims into the arbitration proceedings on April 10, 2011.

On April 15, 2011, the arbitration tribunal issued a second partial final award where it held that the off-takers should pay to the claimant GBP 1.6 million for its reasonable legal and other costs incurred before the first partial final award. The off-takers paid that amount around mid May. In addition, on May 27, 2011, the off-takers paid to Tata an aggregate amount of USD 16.3 million (of which Ternium Procurement paid USD 3.2 million) as indemnification for one of its claims under the arbitration proceedings.

On June 16, 2011, Tata, the off-takers and Ternium Mexico settled the dispute, and the off-takers, in exchange for a full release and discharge of each of them and their respective representatives and affiliates, from all claims and disputes that Tata may have against any of them in relation to the off-take framework agreement and its related agreements, agreed to pay to Tata an aggregate amount of USD 124 million (including the USD16.3 million previously paid) and authorized their agent under the off-take agreements to transfer to Tata UK£1.8 million and €0.5 million which had been received by the agent from the off-takers under the off-take framework agreement before the early termination of such agreement. Ternium Procurement paid to Tata its share of the settlement amount (i.e., USD21.3 million) on June 17, 2011.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

25 Contingencies, commitments and restrictions on the distribution of profits (continued)

On June 21, 2011, Tata notified the arbitration tribunal that the arbitration proceedings were withdrawn. On July 8, 2011 and as a consequence of the settlement reached among the parties, the tribunal declared the termination of the arbitration proceedings.

(iii) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2011, this reserve reached the above-mentioned threshold.

As of December 31, 2011, Ternium may pay dividends up to USD 6.1 billion in accordance with Luxembourg law and regulations.

Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

September 30,
At December 31, 2011
Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2011 (1)	6,153,015
Loss for the year	(20,029)

Total shareholders’ equity under Luxembourg GAAP	9,752,325

(1)

As a result of the repurchase of its own shares from Usiminas on February 15, 2011 (see Note 30), the Company is required under applicable Luxembourg law to create a new non-distributable reserve in the amount of USD 150 million.

26 Earnings per share

As of December 31, 2011, the capital was USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.

For fiscal years 2011, 2010 and 2009, the weighted average of shares outstanding totaled 1,968,327,917, 2,004,743,442 and 2,004,743,442 shares, respectively. See note 30.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year.

	2011	2010	2009
Profit from continuing operations attributable to equity holders of the Company	513,541	622,076	305,830
Profit from discontinued operations attributable to equity holders of the Company	—	—	411,570
Weighted average number of ordinary shares in issue	1,968,327,917	2,004,743,442	2,004,743,442
Basic and diluted earnings per share from continuing operations attributable to equity holders of the Company (USD per share)	0.26	0.31	0.15
Basic and diluted earnings per share from discontinued operations attributable to equity holders of the Company (USD per share)	—	—	0.21

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

27 Discontinued operations—Nationalization of Sidor

On March 31, 2008, Ternium S.A. (the “Company”) controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.

Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation. Subsequently, Decree Law 6058 of the President of Venezuela dated April 30, 2008, ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. On July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s Board of Directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.

On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million was scheduled to be paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche would be due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.

CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela except for the payment due on November 8, 2010. On December 18, 2010, Ternium reached an agreement with CVG, on the rescheduling of the unpaid balance, which amounted to USD 257.4 million. As provided in the refinancing agreement, CVG paid USD 7.0 million to Ternium in January 2011, and CVG is required to pay the remainder in five quarterly installments, beginning on February 15, 2011 and ending on February 15, 2012. As security for the payment of the outstanding balance, Ternium received, duly endorsed in its favor, promissory notes issued by Energía Argentina S.A. (“Enarsa”) and Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“Cammesa”) (both companies owned by the Argentine government) to PDVSA Petróleo S.A. (a company owned by the Venezuelan government). While the first three installments were paid, the final two installments were not paid when due, and, as of the date of these financial statements, a total principal amount of USD 130.3 million remains outstanding. Ternium is pursuing the payment of the outstanding amounts and has reserved all of its rights under contracts, investment treaties and Venezuelan and international law with respect to such amounts.

In the years ended December 31, 2011, 2010 and 2009, the Company recorded gains in the amount of USD 11.4 million, USD 61.0 million and USD 136.0 million, respectively. These gains are included in “Interest income – Sidor financial asset” in the Income Statement and represent the accretion income over the receivable held against CVG. In addition, the Company recorded a gain related to the disposal of Sidor of USD 428,023, net of income tax, during the year ended December 31, 2009.

28 Related party transactions

As of December 31, 2011, Techint owned 62.02% of the Company’s share capital, Tenaris held 11.46% and Inverban S.A. owned 0.33%, of the Company’s share capital. Each of Techint, Tenaris and Inverban were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related Parties see Note 25.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

28 Related party transactions (continued)

The following transactions were carried out with related parties:

	September 30,	September 30,	September 30,
	Year ended December 31,
	2011	2010	2009
(i) Transactions

(a) Sales of goods and services
Sales of goods to other related parties	167,786	172,337	40,915
Sales of services to associated parties	109	65	76
Sales of services to other related parties	1,682	1,763	562

	169,577	174,165	41,553

(b) Purchases of goods and services
Purchases of goods from other related parties	58,219	49,735	34,834
Purchases of services from associated parties	42,762	38,939	31,403
Purchases of services from other related parties	129,844	114,377	91,404

	230,825	203,051	157,641

(c) Financial results
Income with associated parties	95	78	581
Income with other related parties	—	—	118
Expenses with other related parties	—	—	(29)

	95	78	670

(d) Dividends

Dividends received from associated parties	—	302	—

	September 30,	September 30,
(ii) Year-end balances	At December 31,
	2011	2010

a) Arising from sales/purchases of goods/services and other transactions
Receivables from associated parties	97	368
Receivables from other related parties	30,723	11,424
Advances to suppliers with other related parties	1,245	2,101
Payables to associated parties	(2,576)	(1,953)
Payables to other related parties	(50,265)	(42,048)

	(20,776)	(30,108)

(b) Other investments
Time deposit	—	18,086

	—	18,086

(iii) Officers and Directors’ compensation

During the year ended December 31, 2011 the cash compensation of Officers and Directors amounted to USD 12,853. In addition, Officers received 824,000 Units for a total amount of USD 2,366 in connection with the incentive retention program mentioned in note 4 (n) (3).

29 Investments in Mexico

On October 4, 2010, Ternium and Nippon Steel Corporation signed a definitive agreement to form an operation in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market. The company was established in November 2010 and operates under the name of Tenigal, S.R.L. de C.V. Ternium and Nippon Steel hold 51% and 49% participations in Tenigal, respectively.

Tenigal plans to build a hot-dip galvanizing plant in the vicinity of Monterrey City (equivalent to the state-of-the-art equipment now in operation at Nippon Steel’s steelworks in Japan) with a production capacity of 400,000 metric tons per year. Ternium expects that construction of the facility would require a total investment of approximately USD 350 million. The plant is currently expected to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013. Tenigal is expected to serve the requirements of the growing automotive industry in Mexico, including those of the Japanese car makers.

In addition, Ternium Mexico plans to construct new pickling, cold-rolling, annealing and tempering lines at the same site. Part of the output from these lines will be used to supply the Tenigal plant. Ternium expects that construction of these lines would require a total investment of approximately USD 700 million. As of December 31, 2011, the amount invested in property, plant and equipment totaled USD 40.5 million.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

30 Repurchase of Shares from Usiminas concurrently with secondary public offering

On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its 14.3% shareholder Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) and Techint Holdings S.à.r.l. (“Techint”). The transaction and registration rights agreement provided, among other things, for a SEC-registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.

On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares. Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD 150 million and USD 100 million, respectively. In connection with the sale of Ternium’s shares by Usiminas, Ternium collected a USD 10.2 million fee, included in “Other operating income (expenses), net” and was reimbursed of all expenses relating to the offering and concurrent purchase.

Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds directly 11.46% of the Company’s share capital (both including treasury shares) and Usiminas will no longer own any Ternium shares. In addition, the two members of Ternium’s Board of Directors nominated by Usiminas resigned from the Ternium board.

Related to the dividends distributed on June 9, 2011, and as these treasury shares are held by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 3.1 million were included in equity as less dividend paid.

31 Other required disclosures

(a) Statement of comprehensive income

	September 30,	September 30,	September 30,	September 30,
	Cash flow hedges			Currency translation adjustment
	Gross amount	Income Tax	Total
At December 31, 2009	(46,693)	14,009	(32,684)	(715,372)
(Decrease) / Increase	(19,334)	5,800	(13,534)	35,915
Reclassification to income statement	34,063	(10,219)	23,844	—

At December 31, 2010	(31,964)	9,590	(22,374)	(679,457)

(Decrease) / Increase	(8,861)	197	(8,663)	(433,633)
Reclassification to income statement	22,994	(6,898)	16,096	—

At December 31, 2011	(17,831)	2,889	(14,941)	(1,113,090)

(b) Statement of cash flows

	September 30,	September 30,	September 30,
	At December 31,
	2011	2010	2009
(i) Changes in working capital (1)
Inventories	(413,321)	(497,430)	429,122
Receivables and others	(12,113)	30,052	115,252
Trade receivables	(116,856)	(179,308)	193,677
Other liabilities	25,332	63,062	(67,778)
Trade payables	119,152	135,651	(35,094)

	(397,806)	(447,973)	635,179

(ii) Income tax accrual less payments
Tax accrued (Note 11)	315,974	406,657	91,314
Taxes paid	(571,919)	(179,837)	(140,656)

	(255,945)	226,820	(49,342)

(iii) Interest accruals less payments
Interest accrued	105,570	70,771	105,655
Interest paid	(62,523)	(70,830)	(94,949)

	43,047	(59)	10,706

(1)	Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

32 Recently issued accounting pronouncements

(i) International Accounting Standard 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) must be applied for annual periods beginning on or after 1 January 2013.

(ii) International Accounting Standard 1 (amended 2011), “Presentation of financial statements”

In June 2011, the IASB issued IAS 1 (amended 2011), “Presentation of financial statements”. The amendment requires entities to separate items presented in Other Comprehensive Income into two groups, based on whether or not they may be recycled to profit or loss in the future. IAS 1 (amended 2011) must be applied for annual periods beginning on or after 1 July 2012.

(iii) International Financial Reporting Standard 9 (amended 2011), “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which establishes principles for the financial reporting of financial assets by simplifying their classification and measurement. This interpretation is applicable for annual periods beginning on or after 1 January 2015. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since the interpretation is not yet adopted by the EU.

(iv) International Financial Reporting Standard 10, “Consolidated financial statements”

In May 2011, the IASB issued IFRS 10, “Consolidated financial statements”. IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 and SIC-12. IFRS 10 must be applied for annual periods beginning on or after 1 January 2013.

(v) International Financial Reporting Standard 11, “Joint arrangements”

In May 2011, the IASB issued IFRS 11, “Joint arrangements”. IFRS 11 sets out the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that defined type of joint arrangement. IFRS 11 must be applied for annual periods beginning on or after 1 January 2013.

(vi) International Financial Reporting Standard 12, “Disclosures of interest in other entities”

In May 2011, the IASB issued IFRS 12, “Disclosures of interest in other entities”. This standard includes the disclosure requirements for all forms of interest in other entities. IFRS 12 must be applied for annual periods beginning on or after 1 January 2013.

(vii) International Financial Reporting Standard 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. IFRS 13 explains how to measure fair value and aims to enhance fair value disclosures. IFRS 13 must be applied for annual periods beginning on or after 1 January 2013.

(viii) IFRIC Interpretation 20, “Stripping costs in the production phase of a surface mine”

In October 2011, the IFRIC issued IFRIC Interpretation 20, “Stripping costs in the production phase of a surface mine”. IFRIC addresses the recognition of production stripping costs as an asset and the measurement of the stripping activity asset. IFRIC 20 must be applied for annual periods beginning on or after 1 January 2013.

These standards, amendments to standards and interpretations are not effective for the financial year beginning January 1, 2011 and have not been early adopted.

The Company’s management is currently assessing the potential impact that the application of these standards may have on the Company’s financial condition or results of operations.

33 Financial risk management

1) Financial risk factors

Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33 Financial risk management (continued)

1.1) Market Risk

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2011. These balances include intercompany positions where the intervening parties have different functional currencies.

	September 30,		September 30,	September 30,	September 30,
USD million	Functional Currency
Exposure to	USD		MXN	ARS	COP

US dollar (USD)	(n/a	)	(1,708.2)	214.0	(93.1)
EU euro (EUR)	6.3		(3.5)	13.5	—
Other currencies	(0.1)		—	—	—

We estimate that if the Argentine peso, Mexican peso and Colombian peso had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 16.3 million lower (USD 17.2 million lower as of December 31, 2010), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, borrowings and trade payables. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 3.8 billion, the currency translation adjustment included in total equity would have been USD 37.2 million lower (USD 38.8 million lower as of December 31, 2010), arising from the adjustment on translation of the equity related to the Mexican peso, the Argentine peso and the Colombian peso.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Company’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.

Ternium’s nominal weighted average interest rate for its debt instruments, which also includes the effect of derivative financial instruments, was 3.42% and 3.29% for 2011 and 2010, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2011 and 2010, respectively.

Ternium’s total variable interest rate debt amounted to USD 1,505 million (75.6% of total borrowings) at December 31, 2011 and USD 1,925 million (99.3 % of total borrowings) at December 31, 2010.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2011, excluding borrowings with derivatives contracts mentioned in Note 23(a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2011 would have been USD 12.1 million lower (USD 10.3 million lower as of December 31, 2010).

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33 Financial risk management (continued)

(iii) Commodity price risk

In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore, coal and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. For further information on long-term commitments, see note 25(ii).

1.2) Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2011, trade receivables total USD 742.5 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 7.1 million, credit insurance of USD 471.6 million and other guarantees of USD 19.3 million.

As of December 31, 2011, trade receivables of USD 667.0 million were fully performing.

As of December 31, 2011, trade receivables of USD 58.9 million were past due. These trade receivables as of December 31, 2011, are past due less than 3 months.

The amount of the allowance for doubtful accounts was USD 16.1 million as of December 31, 2011.

The carrying amounts of the Company’s trade and other receivables as of December 31, 2011, are denominated in the following currencies:

September 30,
Currency	USD million

US dollar (USD)	553.1
EU euro (EUR)	28.7
Argentine peso (ARS)	22.2
Mexican peso (MXN)	263.4
Colombian peso (COP)	104.2
Other currencies	0.7

972.3

1.3) Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The Company has negotiated additional credit facilities in its Argentine subsidiaries and renegotiated a part of an existing credit facility in Mexico (see note 24).

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	September 30,	September 30,	September 30,	September 30,	September 30,
USD million	2012	2013	2014	2015	Thereafter

Borrowings	1,041.5	401.8	422.6	24.5	99.6
Interests to be accrued (1)	91.3	47.1	29.5	18.0	8.9
Trade payables and other liabilities	653.3	5.0	3.1	3.1	11.5
Derivatives financial instruments	29.9	—	—	—	—

Total	1,816.1	453.9	455.2	45.6	120.1

(1)	These amounts do not include the effect of derivative financial instruments.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33 Financial risk management (continued)

As of December 31, 2011 total cash and cash equivalents and other current investments less borrowings amounted to USD 450.2 million.

1.4) Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.23 and 0.22 as of December 31, 2011 and 2010, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

2) Financial instruments by category and fair value hierarchy level

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non financial assets and liabilities such as advanced payments and income tax payables, are not included.

	September 30,	September 30,	September 30,
At December 31, 2011 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Total

(i) Assets as per statement of financial position
Receivables	38,467	—	38,467
Derivative financial instruments	—	50	50
Trade receivables	742,528	—	742,528
Other investments	46,535	249,041	295,576
Cash and cash equivalents	26,345	2,132,246	2,158,591

Total	853,875	2,381,337	3,235,212

At December 31, 2011 (in USD thousands)	Derivatives	Other financial liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	31,418	31,418
Trade payables	—	644,641	644,641
Derivative financial instruments	29,902	—	29,902
Borrowings	—	1,990,045	1,990,045

Total	29,902	2,666,104	2,696,006

At December 31, 2010 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Total

(i) Assets as per statement of financial position
Receivables	38,693	—	38,693
Derivative financial instruments	—	212	212
Trade receivables	663,502	—	663,502
Other investments	23,864	859,849	883,713
Cash and cash equivalents	113,342	1,666,073	1,779,416

Total	839,401	2,526,134	3,365,536

At December 31, 2010 (in USD thousands)	Derivatives	Other financial liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	—	28,682	28,682
Trade payables	—	541,709	541,709
Derivative financial instruments	54,777	—	54,777
Borrowings	—	1,939,657	1,939,657

Total	54,777	2,510,048	2,564,825

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33 Financial risk management (continued)

Fair Value by Hierarchy

Following the requirements contained in paragraph 27B of IFRS 7, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements. Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

	September 30,	September 30,	September 30,
	Fair value measurement at December 31, 2011 (in USD thousand):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	2,132,246	1,971,564	160,682
Other investments	249,041	213,655	35,386
Derivatives financial instruments	50	—	50

Total assets	2,381,338	2,185,219	196,118

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	29,902	—	29,902

Total liabilities	29,902	—	29,902

	Fair value measurement at December 31, 2010 (in USD thousand):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	1,666,073	1,531,082	134,991
Other investments	859,849	811,824	48,025
Derivatives financial instruments	212	—	212

Total assets	2,526,134	2,342,906	183,228

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	54,777	—	54,777

Total liabilities	54,777	—	54,777

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

3) Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2011, the effective portion of designated cash flow hedges amounts to USD 14.9 million (net of taxes for USD 2.9 million) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

TERNIUM S.A.

Notes to the Consolidated Financial Statements (Contd.)

33 Financial risk management (continued)

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 23. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4) Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.

34 Subsequent events—Share purchase agreement of Usiminas

On November 27, 2011, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.àr.l., together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a majority-owned Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), entered into share purchase agreements with Camargo Corrêa, Votorantim and Caixa dos Empregados da Usiminas (Usiminas employee pension fund, or CEU) for the acquisition of 139.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), representing 27.7% (out of which 22.7% corresponds to Ternium) of Usiminas’ voting capital, at a price of BRL 36.0 (approximately USD 19.0) per ordinary share. Ternium Investments and Siderar financed their BRL 4.1 billion share (approximately USD 2.2 billion) with cash on hand and, in the case of Ternium Investments, a USD 700 million syndicated term loan.

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar and Prosid entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3% (out of which 35.6% corresponds to Ternium), and CEU 10.6%. The rights of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Following the closing of the transaction, Messrs. Daniel Novegil, Roberto Vidigal and Alcides Morgante were appointed as members of Usiminas’ Board of Directors, together with their alternates, to replace the Board members nominated by Camargo Correa and Votorantim. In addition, Usiminas’ Board of Directors appointed Julián Eguren, previously a senior executive with Ternium, as Chief Executive Officer (Diretor-Presidente) of Usiminas.

With strategically located facilities near the main consumers of steel in Brazil and iron ore mines in the Serra Azul region, Usiminas is organized under four main business units: Mining, Steel, Steel Processing and Capital Goods. In 2010, Usiminas had net sales of BRL 13.0 billion (approximately USD 7.4 billion).

Pablo Brizzio

Chief Financial Officer

Audited Annual Accounts

as at December 31, 2011

Ternium S.A.

Société Anonyme

29, avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

R.C.S. Luxembourg B-98-668

1

1

Audit report

To the Shareholders of

Ternium S.A.

We have audited the accompanying annual accounts of Ternium S.A., which comprise the balance sheet as at 31 December 2011, the profit and loss account for the year then ended and a summary of significant accounting policies and other explanatory information.

Board of Directors’ responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the judgment of the “Réviseur d’entreprises agréé”, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the “Réviseur d’entreprises agréé” considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

2

Opinion

In our opinion, the annual accounts give a true and fair view of the financial position of Ternium S.A. as of 31 December 2011, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

PricewaterhouseCoopers S.à r.l.	Luxembourg, 22 February 2012
Represented by

Mervyn R. Martins

3

Balance sheets as at December 31, 2011 and 2010

(expressed in United States Dollars)

	September 30,	September 30,	September 30,
	Notes	12/31/2011	12/31/2010
		USD	USD
ASSETS
C. Fixed assets
III. Financial Fixed Assets
1 Shares in affiliated undertakings	2	9,778,048,381	9,933,219,074

		9,778,048,381	9,933,219,074

D. Current assets
II. Debtors
3. Amounts owed by affiliated undertakings becoming due and payable within one year	7	1,284,792	—
4. Other receivables becoming due and payable within one year		—	26,483

		1,284,792	26,483

IV. Cash at banks, cash in postal cheque accounts, cheques and cash in hand		52,309	3,157

Total assets		9,779,385,482	9,933,248,714

LIABILITIES
A Equity	5

I. Subscribed capital		2,004,743,442	2,004,743,442
IV. Reserves

1. Legal reserve		200,474,346	200,474,346
2. Other Reserves		—	101,437,293
3. Non distributable reserves		1,414,121,505	1,414,121,505
V. Profit brough foward		6,153,015,199	1,535,378,894
VI. Profit or loss for the financial year		(20,029,830)	4,666,554,770

		9,752,324,662	9,922,710,250

C. Provisions

1. Provisions for pensions and similar obligations		5,741,194	5,880,538

		5,741,194	5,880,538

D. Non-subordinated debts
6 Amounts owed to affiliated undertakings - becoming due and payable within one year	7	19,469,263	2,826,177
9 Other creditors - Becoming due and payable within one year		1,850,363	1,831,749

		27,060,820	10,538,464

Total liabilities		9,779,385,482	9,933,248,714

The accompanying notes are an integral part of these annual accounts.

4

Profit and loss accounts for the years ended

December 31, 2011 and 2010

(expressed in United States Dollars)

	September 30,	September 30,	September 30,
	Note	12/31/2011	12/31/2010
		USD	USD
A. CHARGES
4 Value Adjustments

a. on formation expenses		—	4,658,914

5 Other operating charges	9	30,011,798	20,389,067
6 Value adjustments and fair value adjustments on financial fixed assets	2	—	68,839,634
8. Intereset and other financial charges

a. concerning affiliated undertakings		221,241	—

b. other interest and charges		7,156	20,555

10 Income tax	8	2,207	—
11 Other taxes not include in the previous caption	8	—	223,657

12 Profit for the financial year		—	4,666,554,770

Total charges		30,242,402	4,760,686,597

B. INCOME

5. Other operating income	10	10,200,000	—
6. Income from financial fixed assets

a. derivated from affiliated undertakings		—	4,695,716,934
7. Income from financial current assets

a. derivated from affiliated undertakings		612	10,276,339

b. other income		11,960	54,693,324

12. Loss for the financial year		20,029,830

Total income		30,242,402	4,760,686,597

The accompanying notes are an integral part of these annual accounts.

5

Notes to the accounts

Note 1 – General information.

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD1.00 per share. As of December 31, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s initial public offering was settled on February 6, 2006. On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

In light of the impending termination of Luxembourg’s 1929 holding company regime, in the fourth quarter of 2010, the Company carried out a multi-step corporate reorganization, which included, among other transactions, the contribution of all of the Company’s assets and liabilities to a wholly-owned, newly-incorporated Luxembourg subsidiary and the restructuring of indirect holdings in certain subsidiaries. The reorganization was completed in December 2010, and resulted in a non-taxable revaluation of the accounting value (under Luxembourg GAAP) of the Company’s assets.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company recorded a special reserve for tax purposes in a significant amount. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the non distributable reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

Note 2 – Shares in affiliated undertakings

On May 13, 2010, the Company booked an impairment of USD 68,839,634 on its investment in Ylopa, following the distribution of dividends of USD 56,359,017 and the reimbursement of the additional paid in capital of USD 2,146,614. As a result of this transaction, the investment of the Company in Ylopa was valued at USD 4,218,273.

On June 7, 2010, the Company decided a voluntary reduction of USD 40,047,345 in its investment in Ternium Internacional S.A., following the distribution of dividends of USD 163,000,000. As a result of this decision, the investment of the Company in Ternium Internacional S.A. was valued at USD 79,952,655.

On July 16, 2010, the Company made a cash contribution of USD 36,000 to its newly incorporated subsidiary Ternium Investments S.à r.l.

6

TERNIUM S.A.

Notes to the Accounts (Contd.)

On July 20, 2010 Ternium Procurement S.A. transferred to the Company its investment in Ternium Brasil S.A., in the proportion of Ternium Procurement S.A.’s share in the equity of Ternium Brasil S.A. As a result of this transaction, the Company incorporated a direct participation in Ternium Brasil of 95.00%, equivalent to USD 9,493,219.

On September 14, 2010, the Company made a cash contribution of USD 99,354 to its newly incorporated subsidiary Ternium Investments Switzerland AG.

On October 14, 2010, the Company made a cash contribution of USD 5,700,000 to its newly incorporated subsidiary Ternium Brasil S.A.

On December 2, 2010, the Company made an in-kind contribution to Ternium Investments Switzerland AG by the transfer of its ownership in Ternium International Inc., Ternium Internacional S.A., Ternium Treasury Services S.A. and Ternium Procurement S.A. (all of them representing a 100.00% equity interest in these companies)

Additionally, on December 6, 2010, the Company made an in-kind contribution to increase the issued share capital in Ternium Investments S.à r.l. by a total subscription price of USD 9,933,183,074. The share capital was increased by USD 4,966,591,537, the share premium reserve was valued at USD 4,469,928,783 and the legal reserve was valued at USD 496,662,754. The in-kind contribution consisted mainly in the transfer of the Company’s ownership in Ternium Brasil S.A., Ternium Investments Switzerland AG, Ternium Investments S.A. and Ylopa (representing a 95.00%, 100.00%, 100.00% and 85.62% equity interest in these companies, respectively). Prior to this transfer, the investments in Ternium Investments Switzerland AG and in Ternium Investments S.A. were revalued at fair market value, based in the valuation analysis prepared by an independent valuation specialist.

A summary of changes in the book value of the investment is included below, together with a detail of gains derived from this transfer of shares from Ternium to Ternium Investments S.à r.l.:

	Book value before shares transfer USD	Transfer value USD	Gain (loss) on shares transfer USD
Ternium International Inc.	5,000,000
Ternium Internacional S.A.	79,952,655
Ternium Treasury Services S.A.	3,000,000
Ternium Procurement S.A.	4,147,658
Ternium Investments Switzerland AG Share capital prior to shares transfer	99,354

Ternium Investments Switzerland AG	92,199,667	910,545,108	818,345,441
Ternium Brasil S.A.	15,193,219	11,492,468	(3,700,751)
Ternium Investments S.A.	3,168,073,310	6,317,075,719	3,149,002,409
Ylopa—Servicos de Consultadoria Lda.	4,218,273	4,685,852	467,579

Total	3,279,684,469	7,243,799,147	3,964,114,678

7

TERNIUM S.A.

Notes to the Accounts (Contd.)

In addition and to complete the total amount of the in-kind contribution, Ternium also transferred to Ternium Investments S.à r.l. the following financial assets:

September 30,
Transfer value USD
Financial Securities	1,577,600,119
Receivables with Consorcio Siderurgia Amazonia S.L.U.	220,320,838
Receivables with Ternium Internationaal B.V.	397,733,110
Receivables with Ternium Procurement S.A.	403,267,448
Receivables with Ternium Treasury Services B.V.	65,486,601
Cash	24,975,811

Total	2,689,383,927

On August 3, 2011, as result of the master credit agreement entered between Ternium Investments S.à r.l. (“Ternium Investments”) and Ternium S.A. (“Ternium”) where Ternium Investments S.a r.l. pursuant to which, upon request from Ternium, Ternium Investments may, but shall not be required to, from time to time make loans to Ternium. Any loan under the master credit agreement may be repaid or prepaid from time to time through a reduction of the capital of Ternium Investments by an amount equivalent to the amount of the loan then outstanding (including accrued interest). As a result of cancellation of loans granted to Ternium, the reduction in the capital of Ternium Investments made on August 3,2011 , amounted to USD 155,170,693.

As a result of the transactions detailed above, the financial assets of the Company as at December 31, 2011 consist of:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Company	Country	% of beneficial ownership	Book value at 12.31.2010 USD	Net Additions/ (Decreases) USD	Book value at 12.31.2011 USD	Equity at 12.31.2011 USD	Results Period finishing on 12.31.2011 USD
Ternium Investments S.à r.l.	Luxembourg	100.00%	9,933,219,074	(155,170,693)	9,778,048,381	9,883,925,910	109,837,464

Shares in affiliated undertakings			9,933,219,074	(155,170,693)	9,778,048,381	9,883,925,910	109,837,464

Note 3 – Presentation of the comparative financial data

The comparative figures for the period ending, December 31, 2010 relating to items of balance sheet, profit and loss and the notes to the accounts have been reclassified to ensure comparability with the figures for the year ended December 31, 2011 shown in accordance with the law dated December 10, 2010.

Note 4 – Summary of significant accounting policies

4.1 Basis of presentation

These annual accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards under the historical cost convention (except for the use of the fair value option for financial instruments).

4.2 Foreign currency translation

Current and non-current assets and liabilities denominated in currencies other than the United States Dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. The resulting gains or losses are reflected in the Profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.

8

TERNIUM S.A.

Notes to the Accounts (Contd.)

4.3 Financial assets

Shares in affiliated undertakings are valued at purchase price including the expenses incidental thereto. Loans to affiliated undertakings are stated at amortized cost.

Whenever necessary the company conducts impairment test on its fixed assets in accordance with Luxembourg regulations.

In the case of durable depreciation in value according to the opinion of the Board of Managers, value adjustments are made in respect of fixed assets, so that they are valued at the lower figure to be attributable to them at the balance sheet date. These adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

4.4 Debtors

Amounts owed by affiliated undertakings are stated at amortized cost. Other receivables are valued at nominal value.

Debtors are mainly composed of amounts owed by affiliated undertakings becoming due and payable within one year.

4.5 Cash at bank, cash in postal cheque accounts, cheques and cash in hand

Cash at bank, cash in postal cheque accounts, cheques and cash in hand also comprise cash equivalents, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

4.6 Non-subordinated debts

Non-subordinated debts are stated at amortized cost.

4.7 Provisions for pensions and similar obligations.

During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2011 and 2010, the outstanding liability corresponding to the Program amounts to USD 5,7 million and USD 5,8 million, respectively.

9

TERNIUM S.A.

Notes to the Accounts (Contd.)

Note 5 – Equity

	Share Capital	Legal Reserve	Other Reserves	Non distributable reserves	Retained earnings	Profit (loss) for the year	Shareholders’ Equity
				USD

Balance at the beginning of the year	2,004,743,442	200,474,346	101,437,293	1,414,121,505	1,535,378,894	4,666,554,770	9,922,710,250

Allocation of previous year results (1)					4,666,554,770	(4,666,554,770)	—
Payment of dividends (1)			(101,437,293)		(48,918,465)		(150,355,758)
Loss for the year						(20,029,830)	(20,029,830)

Balance at the end of the year	2,004,743,442	200,474,346	—	1,414,121,505	6,153,015,199	(20,029,830)	9,752,324,662

a. As approved by the Annual General Meeting of Shareholders held on February 22, 2011.

The authorized capital of the Company amounts to USD 3,500 million. The total authorized share capital of the Company is represented by 3,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2011 was 2,004,743,442 shares with a par value of USD 1 per share.

10

Ternium S.A.

Notes to the Accounts (Contd.)

Note 6 – Legal Reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve, This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company’s issued share capital, At December 31, 2011, this reserve reached the above-mentioned threshold, The legal reserve is not available for distribution to shareholders,

Note 7 – Intercompany Balances

	September 30,	September 30,
	December 31, 2011	December 31, 2010
	USD	USD
Assets
Debtors
Ternium Solutions A.G.	1,284,792	—

Cash at banks, cash in hand and cash equivalents
Ternium Investments S.à.r.l.	14,566	—

	1,299,358	—

Liabilities

Creditors
Siderar S.A.I.C.	771,689	975,694
Ternium Treasury Services B.V.		756
Ternium Treasury Services S.A. – Argentine branch	187,869	690,628
Ternium Investments S.à.r.l.		1,159,099
Ternium Solutions A.G.	6,283,300

	7,242,858	2,826,177
Borrowings
Ternium Investments S.à.r.l. (*)	12,226,405	—

	19,469,263	2,826,177

(*)

This borrowing is corresponds to the balance of the master credit agreement settled in December 7, 2010. It has no maturity day and the interest accrual rate is Libor 3 month + 0,4%. (rate at December 31, 2011 was 0,95915%)

Note 8 – Taxes

For the period ended December 31, 2011 the Company did not realize any profits subject to tax in Luxembourg and will therefore be only subject to the minimum income tax applicable to a Soparfi (société de participations financières). The Company is also liable to the minimum Net Wealth Tax.

As of December 31, 2010, the Company was subject to the tax regime applicable to billionaire holdings as defined by the law dated July 31, 1929. On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme).

11

Ternium S.A.

Notes to the Accounts (Contd.)

Note 9 – Other Operating Charges

	September 30,	September 30,
	December 31, 2011	December 31, 2010
	USD	USD

Services and fees	28,708,941	19,023,011

Board of director’s accrued fees	1,160,000	1,210,000

Other expenses	142,857	156,056

Total	30,011,798	20,389,067

Note 10 – Other operating income

On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its 14.3% shareholder Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) and Techint Holdings S.à.r.l. (“Techint”). The transaction and registration rights agreement provided, among other things, for a SEC registered underwritten public offering of up to all of Ternium shares held by Usiminas. For this operation Ternium S.A. received a net compensation of USD 10,200,000.

Note 11 – Parent Company

As of December 31, 2011, Techint owned 62.02% of the Company’s share capital, Tenaris held 11.46% and Inverban S.A. owned 0.33%, of the Company’s share capital. Each of Techint, Tenaris and Inverban were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

Note 12 – Subsequent event

On November 27, 2011, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.àr.l., together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a majority-owned Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), entered into share purchase agreements with Camargo Corrêa, Votorantim and Caixa dos Empregados da Usiminas (Usiminas employee pension fund, or CEU) for the acquisition of 139.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), representing 27.7% of Usiminas’ voting capital (out of which 22,7% corresponds to Ternium), at a price of BRL 36.0 (approximately USD 19.0) per ordinary share. Ternium Investments and Siderar financed their BRL 4.1 billion share (approximately USD 2.2 billion) with cash on hand and, in the case of Ternium Investments, a USD 700 million syndicated term loan.

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar and Prosid entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3% (out of which 35.6% corresponds to Ternium), and CEU 10.6%. The rights of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

12

Ternium S.A.

Notes to the Accounts (Contd.)

Following the closing of the transaction, Messrs. Daniel Novegil, Roberto Vidigal and Alcides Morgante were appointed as members of Usiminas’ Board of Directors, together with their alternates, to replace the Board members nominated by Camargo Correa and Votorantim. In addition, Usiminas’ Board of Directors appointed Julián Eguren, previously a senior executive with Ternium, as Chief Executive Officer (Diretor-Presidente) of Usiminas.

With strategically located facilities near the main consumers of steel in Brazil and iron ore mines in the Serra Azul region, sUsiminas is organized under four main business units: Mining, Steel, Steel Processing and Capital Goods. In 2010, Usiminas had net sales of BRL 13.0 billion (approximately USD 7.4 billion).

Pablo Brizzio

Chief Financial Officer

13

Please mark your votes as indicated in this example X FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN 1. Consideration of the Board of Directors’ and independent auditor’s reports on the Company's consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2011 and 2010 and for the year ended December 31, 2011, 2010 and 2009. ? ? ? 6. Compensation of the members of the Board of Directors. ? ? ? 7. Appointment of the independent auditor for the fiscal year ending December 31, 2012 and approval of their fees. ? ? ? 2. Consideration of the Board of Directors’ and independent auditor’s reports on the Company's annual accounts. Approval of the Company’s annual accounts as at December 31, 2011. ? ? ? 8. Authorization to the Board of Directors to delegate the day-to-day management of the Company's business to one or more of its members. ? ? ? 3. Allocation of results and approval of dividend payment. ? ? ? 9. Authorization to the Board of Directors to appoint one or more of its members as the Company's attorney-in-fact. ? ? ? 4. Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2011. ? ? ? 5. Election of the members of the Board of Directors. ? ? ? RESTRICTED SCAN LINE AREA ? ? Mark Here for Address Change or Comments SEE REVERSE ? NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Signature Signature Date -? FOLD AND DETACH HERE ?

OX 11230 NEW YORK, N.Y. 10

TERNIUM S.A. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. New York Time on April 26, 2012) The undersigned, Owner of one or more American Depositary Receipts (“ADRs”) of TERNIUM S.A., (the “Company”), hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited securities represented by the American Depositary Shares evidenced by such Receipt of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business April 2, 2012, at the Annual General Shareholders’ Meeting of the Company to be held on May 2, 2012, at 2:30 p.m. (Luxembourg Time) at 29, Avenue de la Porte-Neuve, L-2227 Luxembourg, and at any adjournment or postponement thereof, as specified on the reverse side. If no instruction is received, a discretionary proxy will be given to a person designated by the Company to vote such Deposited Securities. NOTES: 1. Please direct the Depositary how to vote by placing an X in the appropriate box opposite the resolutions BNY MELLON SHAREOWNER SERVICES PO BOX 3549 S HACKENSACK NJ 07606-9249 (Continued and to be marked, dated and signed, on the other side) Address Change/Comments (Mark the corresponding box on the reverse side) ? FOLD AND DETACH HERE ?